MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL POSITION AND RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 2019

The following Management’s Discussion and Analysis (“MD&A”) of IAMGOLD Corporation (“IAMGOLD” or the “Company”), dated February 19, 2020, should be read in conjunction with IAMGOLD's audited annual consolidated financial statements and related notes for December 31, 2019 thereto, which appear elsewhere in this report. All figures in this MD&A are in U.S. dollars and tabular dollar amounts are in millions, unless stated otherwise. Additional information on IAMGOLD can be found at www.sedar.com or www.sec.gov.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

All information included in this MD&A, including any information as to the Company’s future financial or operating performance, and other statements that express management’s expectations or estimates of future performance, other than statements of historical fact, constitute forward-looking information or forward-looking statements and are based on expectations, estimates and projections as of the date of this MD&A. For example, forward-looking statements contained in this MD&A are found under, but are not limited to being included under, the headings "Upcoming Growth Catalysts", “Outlook”, "Market Trends", “Annual Updates” and "Exploration", and include, without limitation, statements with respect to: the Company’s guidance for production, cost of sales, total cash costs, all-in sustaining costs, depreciation expense, effective tax rate, capital expenditures, operations outlook, development and expansion projects, exploration, the future price of gold, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing and amount of estimated future production, costs of production, permitting timelines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans relating to the future. Forward-looking statements are generally identifiable by, but are not limited to, the use of the words “may”, “will”, “should”, “continue”, “expect”, "budget", "forecast", “anticipate”, “estimate”, “believe”, “intend”, “plan”, "schedule", “guidance”, “outlook”, “potential”, “seek”, “targets”, “strategy”, "superior", or “project” or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies and, as such, undue reliance must not be placed on them. The Company cautions the reader that reliance on such forward-looking statements involve risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by those forward-looking statements. Forward-looking statements are in no way guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to, changes in the global prices for gold, copper, silver or certain other commodities (such as diesel and electricity); changes in U.S. dollar and other currency exchange rates, interest rates or gold lease rates; risks arising from holding derivative instruments; the level of liquidity and capital resources; access to capital markets, and financing; mining tax regimes; ability to successfully integrate acquired assets; legislative, political or economic developments in the jurisdictions in which the Company carries on business; operating or technical difficulties in connection with mining or development activities, including geotechnical difficulties and seismicity; laws and regulations governing the protection of the environment; employee relations; availability and increasing costs associated with mining inputs and labour, negotiations with respect to new, reasonable collective labour agreements may not be successful which could lead to a strike or work stoppage in the future, and any such strike or work stoppage could have a material adverse effect on the Company's earnings and financial condition; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; illegal mining; adverse changes in the Company’s credit rating; contests over title to properties, particularly title to undeveloped properties; the ability to deliver gold as required under forward gold sale arrangements; the rights of counterparties to terminate forward gold sale arrangements in certain circumstances, the inability to participate in any gold price increase above the cap in any collar transaction entered into in conjunction with a forward gold sale arrangement, such as the collar entered into in conjunction with the gold sold forward in January of 2019; and the risks involved in the exploration, development and mining business. The Company is also subject to litigation and legal and political risks. Risks and unknowns inherent in IAMGOLD's operations and projects include the inaccuracy of estimated reserves and resources, metallurgical recoveries, capital and operating costs, and the future price of gold. Exploration and development projects have no operating history upon which to base estimates of future cash flows. The capital expenditures and time required to develop new mines or other projects are considerable, and changes in costs or construction schedules can affect project economics. Actual costs and economic returns may differ materially from IAMGOLD’s estimates or IAMGOLD could fail to obtain the governmental approvals necessary for the continued development or operation of a project.

For a comprehensive discussion of the risks faced by the Company, and which may cause the actual financial results, operating performance or achievements of IAMGOLD to be materially different from the Company’s estimated future results, operating performance or achievements expressed or implied by forward-looking information or forward-looking statements, please refer to the Company’s latest Annual Information Form (“AIF”), filed with Canadian securities regulatory authorities, at www.sedar.com, and filed under Form 40-F with the United States Securities Exchange Commission, at www.sec.gov/edgar.shtml. The risks described in the AIF (filed and viewable on www.sedar.com and www.sec.gov/edgar.shtml, and available upon request from the Company) are hereby incorporated by reference into this MD&A.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2019

ABOUT IAMGOLD

IAMGOLD is a mid-tier mining company with three gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects, and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise. IAMGOLD (www.iamgold.com) is listed on the Toronto Stock Exchange (trading symbol “IMG”) and the New York Stock Exchange (trading symbol “IAG”).

IAMGOLD’s commitment is to Zero Harm, in every aspect of its business. IAMGOLD is one of the companies on the JSI index1.

2019 HIGHLIGHTS

OPERATING PERFORMANCE

• Attributable gold production was 762,000 ounces, down 120,000 ounces from the prior year. Attributable gold production for the fourth quarter was 192,000 ounces, down 39,000 ounces from the same prior year period, and up 5,000 ounces from the third quarter.

• Attributable gold sales were 759,000 ounces, down 113,000 ounces from the prior year. Attributable gold sales for the fourth quarter were 196,000 ounces, down 24,000 ounces from the same prior year period, and up 10,000 ounces from the third quarter.

• Cost of sales2 was $950 per ounce, up 17% from the prior year. Cost of sales2 for the fourth quarter was $912, up 8% from the same prior year period, and down 8% from the third quarter.

• All-in sustaining costs3 were $1,124 per ounce sold, up 6% from the prior year. All-in sustaining costs3 for the fourth quarter were $1,161, up 3% from the same prior year period, and up 4% from the third quarter.

• Total cash costs3 were $907 per ounce produced, up 14% from the prior year. Total cash costs3 for the fourth quarter were $947, up 19% from the same prior year period, and up 5% from the third quarter.

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1 Jantzi Social Index (“JSI”). The JSI is a socially screened market capitalization-weighted common stock index modeled on the S&P/TSX 60. It consists of companies which pass a set of broadly based environmental, social and governance rating criteria.

2 Cost of sales, excluding depreciation, as disclosed in note 39 of the Company's annual consolidated financial statements is on an attributable ounce sold basis (excluding the non-controlling interests of 10% at Essakane and 5% at Rosebel) and does not include Joint Ventures which are accounted for on an equity basis.

3 This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A. Consists of Essakane, Rosebel, Westwood and the Joint Ventures on an attributable basis. Joint Ventures include Sadiola (41%) and Yatela (40%). Yatela is in closure with nominal production.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2019

• Gold margin1 was $489 per ounce, up $12 per ounce from the prior year. Gold margin1 for the fourth quarter was $533 per ounce, up $97 per ounce from the same prior year period, and down $46 per ounce from the third quarter.

• Capital expenditures were $251.4 million, below the 2019 guidance of $275.0 million.

FINANCIAL RESULTS

• Revenues were $1,065.3 million, down $45.7 million or 4% from the prior year. Revenues for the fourth quarter were $293.4 million, up $19.1 million or 7% from the same prior year period, and up $19.0 million from the third quarter.

• Gross profit was $69.6 million, down $67.3 million or 49% from the prior year. Gross profit for the fourth quarter was $41.1 million, up $17.1 million or 71% from the same prior year period, and up $18.3 million from the third quarter.

• Net loss from continuing operations attributable to equity holders was $373.3 million, or $0.80 per share, compared to net loss from continuing operations of $31.4 million, or $0.07 per share in the prior year. Net loss from continuing operations attributable to equity holders for the fourth quarter was $303.8 million, or $0.65 per share, compared to net loss from continuing operations of $39.5 million, or $0.08 per share in the same prior year period, and a net loss from continuing operations of $10.2 million, or $0.02 per share in the third quarter. The increases in net loss for the fourth quarter and year ended 2019 were primarily due to an impairment charge on the Westwood Mine ($395.0 million), partially offset by a reversal of impairment charge on the Essakane Mine ($122.0 million).

• Adjusted net loss including discontinued operations attributable to equity holders1 was $18.3 million, or $0.04 per share1, compared to adjusted net earnings including discontinued operations1 of $29.8 million, or $0.06 per share1 in the prior year. Adjusted net loss including discontinued operations attributable to equity holders1 for the fourth quarter was $0.6 million, or $0.00 per share1, compared to adjusted net loss including discontinued operations1 of $16.1 million, or $0.03 per share1 in the same prior year period, and an adjusted net loss including discontinued operations1 of $0.0 million, or $0.00 per share1 in the third quarter.

• Net cash from operating activities including discontinued operations was $363.0 million, up $171.9 million from the prior year. Net cash from operating activities including discontinued operations for the fourth quarter was $262.5 million, up $239.4 million from the same prior year period, and up $210.7 million, $221.9 million, and $253.7 million from the third, second, and first quarter, respectively. The increases for the fourth quarter and year ended 2019 were primarily due to proceeds received from the forward gold sales arrangement.

• Net cash from operating activities including discontinued operations before changes in working capital1 was $367.5 million, up $79.1 million from the prior year. Net cash from operating activities including discontinued operations before changes in working capital1 for the fourth quarter was $226.2 million, up $170.5 million from the same prior year period, and up $160.8 million from the third quarter. The increases for the fourth quarter and year ended 2019 were primarily due to proceeds received from the forward gold sales arrangement.

• Cash, cash equivalents, short-term investments and restricted cash totaled $864.8 million at December 31, 2019. Cash and cash equivalents were $830.6 million, short-term investments were $6.1 million and restricted cash was $28.1 million. $499.6 million was available under the credit facility.

STRATEGIC DEVELOPMENTS

Reserves and Resources

• Total attributable proven and probable gold reserves decreased by 6% to 16.7 million ounces from the prior year. The decrease was primarily due to mine depletion at Essakane, Rosebel, and Sadiola, and a reduction in estimated probable reserves at the Boto Gold Project.

• Total attributable measured and indicated resources decreased by 2% to 27.2 million ounces, as a result of mine depletion, while total attributable inferred resources increased by 38% to 12.0 million ounces primarily as a result of the declaration of an initial mineral resource estimate for the Nelligan Gold Project in Canada (3.2 million ounces on a 100% basis).

• In the third quarter 2019, the Company reported initial drilling results testing the underground mining potential of the Saramacca Project in Suriname. Drilling highlights included: 21.0 metres grading 6.05 g/t Au including 10.5 metres grading 9.72 g/t Au; 22.7 metres grading 8.54 g/t Au including 9.0 metres grading 15.23 g/t Au; 24.0 metres grading 9.67 g/t Au including 6.0 metres grading 26.41 g/t Au.

• In the first quarter 2019, the Company reported a 57% increase in resources at the Diakha-Siribaya Gold Project in Mali based on an updated resource estimate as at December 31, 2018, comprising 18.0 million tonnes of indicated resources grading 1.28 g/t Au for 744,000 ounces and 23.2 million tonnes of inferred resources grading 1.58 g/t Au for 1.2 million ounces.

Exploration

• In the fourth quarter 2019, the Company was awarded the Discovery of the Year at the Mining Exploration Association of Quebec’s XPLOR 2019 Awards Gala for the Nelligan Gold Project.

• In the fourth quarter 2019, the Company announced drilling results from its 2019 drilling program completed at the Karita Gold Project in Guinea, confirming a new grassroots exploration discovery along the Senegal-Mali Shear Zone. Drilling highlights included: 29.0 metres grading 2.96 g/t Au; 21.0 metres grading 9.01 g/t Au; 16.0 metres grading 3.17 g/t Au.

• In the third quarter 2019, the Company reported additional drilling results from its delineation program completed on the Lac Gamble Zone at the Rouyn Gold Project in Canada. Drilling highlights included: 9.7 metres grading 6.64 g/t Au; 23.4 metres grading 6.08 g/t Au including 8.1 metres grading 13.25 g/t Au; 10.05 metres grading 6.59 g/t Au.

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1 This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2019

• In the third quarter 2019, the Company reported drilling results from its 2019 drilling program at the Gosselin Zone at the Côté Gold Project in Canada. Drilling highlights included: 342.5 metres grading 0.98 g/t Au and 412.0 metres grading 1.28 g/t Au.

• In the third quarter, 2019, the Company reported drilling results from its 2019 drilling program at the Monster Lake Joint Venture Project in Canada. Drilling highlights included: 0.8 metres grading 357.0 g/t Au and 0.5 metres grading 133.0 g/t Au.

• In the first quarter, 2019, the Company announced that a new gold discovery, referred to as the Gosselin Zone had been identified approximately 1.5 kilometres northwest of the Côté Gold deposit. In the third quarter 2019, the Company reported drilling results for the Gosselin Zone. Drilling highlights included: 342.5 metres grading 0.98 g/t Au and 412.0 metres grading 1.28 g/t Au.

Development and Operations

• During 2019, the Company achieved a DART rate1 of 0.51, which was the best result achieved by the Company over the past ten years.

• In the fourth quarter 2019, the Company announced updated production guidance for Westwood based on a preliminary life of mine plan. The guidance incorporated modified mining methods, operational practices and revised productivity assumptions, based on recent operating experience at the mine. As a result, the Company recognized an impairment charge of $395.0 million.

• In the fourth quarter 2019, the Company announced positive results from the Carbon-In-Leach ("CIL") and Heap Leach feasibility study completed at Essakane: the feasibility study supported an investment in a mill optimization project to increase CIL plant capacity and postponement of heap leach operations to the end of life of mine.

• In the fourth quarter 2019, the Company announced the delivery of the first ore from the Saramacca deposit to the mill at Rosebel. Development work on Saramacca continued with haul road construction and bush clearing activities progressing, and deliveries of hauling and mining equipment continuing during the quarter.

• Mining activities resumed in all pits at Rosebel by October 2019.

• The carbon-in-column plant at Rosebel, which became fully operational in the first quarter 2019, produced an additional 2,000 ounces in the fourth quarter 2019, for total year-to-date recoveries of 7,600 ounces.

• The Company continued to de-risk the Côté Gold Project, having commenced site tree clearing activities, entering into an Impacts and Benefits Agreement with First Nations partners, and reached approximately 46% completion of the detailed project engineering as at December 31, 2019.

• The completion of project design optimization studies continued to confirm robust project economics for the Boto Gold Project.

Financial

• The Company, together with its joint venture partner, AngloGold Ashanti Limited ("AGA"), entered into an agreement to sell their collective interests in Société d'Exploitation des Mines d'Or de Sadiola S.A. ("Sadiola") to Allied Gold Corp. for a cash consideration of $105.0 million; the Company and AGA each hold a 41% interest in Sadiola with the remaining 18% interest held by the Government of Mali. As a result, the Company recognized total impairment charges of $45.7 million.

• Moody’s Investor Services released its first assessment of Corporate Governance for the Metals and Mining sector, wherein the Company achieved the highest level (GA-1) based on adjusted scoring of 2.7. The Corporate Governance framework is a subset of Moody’s initiative focussing on Environmental, Social and Corporate governance reviews. The Corporate Governance framework comprises 168 questions reviewing Ownership, Compensation, Board Oversight, Financial Oversight and Compliance Reporting.

• Moody's Investors Service downgraded the Company's long-term corporate credit rating to B1 from Ba3 with a stable outlook. Moody's noted that the stable outlook for the Company benefited from cash in excess of debt and conservative financial policies.

• The Company participated in INV Metals' private placement of common shares and acquired an additional 13.9 million common shares of INV Metals at a price of C$0.40 per share for an aggregate amount of $4.2 million (C$5.6 million). This acquisition allowed the Company to maintain a 35.6% ownership in INV Metals.

• In the second quarter 2019, the Company executed a €20.5 million ($23.3 million) loan agreement with Caterpillar Financial Services Corporation ("Equipment Loan") with an interest rate of 5.23% per annum. The Equipment Loan, secured by certain mobile equipment at Essakane, matures on June 27, 2024 and is repayable in quarterly installments starting September 27, 2019.

• In the first quarter 2019, the Company entered into a forward gold sale arrangement ("Arrangement") with a syndicate of banks and received a cash prepayment of $169.8 million in December 2019 in exchange for delivering 150,000 ounces of gold in 2022, with a gold floor price of $1,300 per ounce and a cap price of $1,500 per ounce, to provide additional financial flexibility as it executes its growth strategy. The cost of the Arrangement is 5.38% per annum.

• In the first quarter 2019, the Company, together with AGA, entered into an agreement with the Government of Mali for the sale of the joint venture partners’ combined 80% indirect interest in the Yatela mine for $1. The sale is subject to the fulfillment of certain conditions and a one-time payment of estimated rehabilitation, closure and social program costs of approximately $18.5 million.

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1 The DART rate refers to the number of days away, restricted duty or job transfer incidents that occur per 100 employees.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2019

Subsequent to the Quarter

• The Company announced the Chief Executive Officer, Stephen J.J. Letwin, intends to retire; P. Gordon Stothart, President and Chief Operating Officer, will succeed Mr. Letwin on the Board of Directors and in the role of President and Chief Executive Officer, effective March 1, 2020.

• The Company announced that the Government of the Republic of Senegal approved the mining permit application for the Boto Gold Project for an initial 20-year period. The receipt of the mining permit positions the Project for a development decision and eventual production.

• The Company announced an updated mineral resource estimate for the Pitangui Project in Brazil, comprising 3.33 million tonnes of indicated resources grading 4.39 g/t Au for 470,000 ounces and 3.56 million tonnes of inferred resources grading 3.78 g/t Au for 433,000 ounces.

UPCOMING GROWTH CATALYSTS

• At Rosebel, the Company is continuing to evaluate the underground mining potential of Saramacca, which could result in higher grades and significantly lower waste volumes, thereby reducing costs.

• The Company is continuing to advance exploration activities along the Saramacca-Brokolonko trend in Suriname to discover additional zones of mineralization and evaluate the resource potential.

• The Company expects to complete an updated life of mine plan for Westwood and accompanying National Instrument ("NI") 43-101 technical report, in the second quarter 2020.

2019 SUMMARY

FINANCIAL

• Revenues from continuing operations for 2019 were $1,065.3 million, down $45.7 million or 4% from the prior year. The decrease was primarily due to lower sales volume at Rosebel ($63.6 million), Essakane ($38.7 million) and Westwood ($38.5 million), partially offset by a higher realized gold price ($96.9 million). Revenues from continuing operations for the fourth quarter 2019 were $293.4 million, up $19.1 million or 7% from the same prior year period. The increase was due to a higher realized gold price ($48.8 million) and higher sales volumes at Essakane ($6.4 million) and Westwood ($3.2 million), partially offset by lower sales volume at Rosebel ($39.0 million).

• Cost of sales from continuing operations for 2019 was $995.7 million, up $21.6 million or 2% from the prior year. The increase was primarily due to higher operating costs, depreciation expense and royalty expense, partially offset by a reversal of previous impairments of $15.9 million relating to ore stockpiles at Essakane and Rosebel. Operating costs were higher primarily due to lower capitalized stripping and increased use of mining contractors and explosives at Essakane, partially offset by reduced mining activity at Rosebel, labour reductions at Westwood resulting from reduced mining activities following increased seismic activity in the fourth quarter 2018 and a stronger U.S. dollar relative to the euro. Cost of sales from continuing operations for the fourth quarter 2019 was $252.3 million, up $2.0 million or 1% from the same prior year period due to higher operating costs, depreciation expense and royalties, partially offset by a reversal of previous impairments of $15.9 million relating to ore stockpiles at Essakane and Rosebel. Operating costs were higher primarily due to lower capitalized stripping and increased use of mining contractors and explosives at Essakane, partially offset by reduced mining activity at Rosebel and a stronger U.S. dollar relative to the euro.

• Depreciation expense from continuing operations for 2019 was $275.1 million, up $9.7 million or 4% from the prior year. The increase was primarily due to higher depreciation of capitalized stripping at Essakane as ore bodies were accessed in previously capitalized phases. Depreciation expense from continuing operations for the fourth quarter 2019 was $72.9 million, up $8.7 million or 14% from the same prior year period. The increase was primarily due to higher depreciation of capitalized stripping at Essakane as noted above.

• Income tax expense for 2019 was $30.4 million, down $7.6 million from the prior year. Income tax expense for 2019 comprised current income tax expense of $38.3 million (December 31, 2018 - $45.1 million) and deferred income tax recovery of $7.9 million (December 31, 2018 - recovery of $7.1 million). The decrease in income tax expense was primarily due to changes to deferred income tax assets and liabilities, differences in the impact of fluctuations in foreign exchange, and differences in the level of taxable income in the Company’s operating jurisdictions from one period to the next.

• Net loss from continuing operations attributable to equity holders for 2019 was $373.3 million, or $0.80 per share, compared to net loss from continuing operations of $31.4 million, or $0.07 per share in the prior year. The increase in net loss was primarily due to impairment charges, net of reversal ($287.8 million) and lower gross profit ($67.3 million), partially offset by higher interest income, derivatives and other investment gains (losses) ($24.2 million). Net loss from continuing operations attributable to equity holders for the fourth quarter was $303.8 million, or $0.65 per share, compared to net loss from continuing operations of $39.5 million, or $0.08 per share from the same prior year period. The increase in net loss was primarily due to impairment charges, net of reversal ($275.3 million) and higher other expenses ($10.8 million), partially offset by lower foreign exchange loss ($7.6 million).

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2019

• The Company's Joint Ventures, Sadiola and Yatela, are classified as held for sale as at December 31, 2019 and presented as discontinued operations. Net loss for the Joint Ventures was presented separately as Net loss from discontinued operations, net of income taxes in the Consolidated statements of earnings. Comparative periods have been restated accordingly. Net loss from discontinued operations for 2019 were $39.3 million, compared to net earnings from discontinued operations of $3.2 million in the prior year. The increase in net loss from discontinued operations was primarily due to higher share of net loss, net of income taxes ($37.8 million). Net loss from discontinued operations for the fourth quarter was $50.1 million, compared to net earnings from discontinued operations of $4.7 million in the same prior year period.

• Adjusted net loss including discontinued operations attributable to equity holders1 was $18.3 million, or $0.04 per share1, compared to adjusted net earnings including discontinued operations1 of $29.8 million, or $0.06 per share1 in the prior year. Adjusted net loss including discontinued operations attributable to equity holders1 for the fourth quarter was $0.6 million, or $0.00 per share1, compared to adjusted net loss including discontinued operations1 of $16.1 million, or $0.03 per share1 in the same prior year period.

• Net cash from operating activities including discontinued operations for 2019 was $363.0 million, up $171.9 million from the prior year. The increase was primarily due to proceeds received from the forward gold sale arrangement ($169.8 million) and lower movements in non-cash working capital items ($93.1 million), partially offset by lower earnings after non-cash adjustments ($93.7 million). Net cash from operating activities including discontinued operations for the fourth quarter 2019 was $262.5 million, up $239.4 million from the same prior year period. The increase was primarily due to proceeds received from the forward gold sale arrangement ($169.8 million) and movements in non-cash working capital items ($68.8 million).

• Net cash from operating activities including discontinued operations before changes in working capital1 for 2019 was $367.5 million, up $79.1 million from the prior year. The increase was primarily due to higher net cash from operating activities including discontinued operations ($171.9 million), partially offset by lower movements in non-cash working capital items ($93.1 million). Net cash from operating activities including discontinued operations before changes in working capital1 for the fourth quarter 2019 was $226.2 million, up $170.5 million from the same prior year period.

• Cash, cash equivalents, short-term investments and restricted cash were $864.8 million at December 31, 2019, up $106.8 million from December 31, 2018. The increase was primarily due to cash generated from operating activities ($363.0 million), partially offset by spending on property, plant and equipment ($248.1 million).

OPERATIONS

• The DART rate2, representing the frequency of all types of serious injuries across all sites and functional areas for 2019 was 0.51, below the Company's target of 0.63. The Company continues the implementation of several initiatives, including a behaviour-based safety program, to promote a safer work environment.

• Attributable gold production, inclusive of joint venture operations, was 762,000 ounces for 2019, down 120,000 ounces from the prior year. The decrease was primarily due to lower throughput and head grades at Westwood (38,000 ounces) as a result of both reduced mining activity and being limited to lower grade stopes resulting from increased seismic activity in the fourth quarter 2018, lower head grades at Essakane (37,000 ounces) due to mine sequencing compared to record production in 2018, lower head grades and throughput at Rosebel (36,000 ounces) resulting from the temporary suspension of mining activities in the third quarter 2019, lower throughput at Sadiola (7,000 ounces) as the mine life draws to an end and the end of operations at Yatela (2,000 ounces). Attributable gold production, inclusive of joint venture operations, was 192,000 ounces for the fourth quarter 2019, down 39,000 ounces from the same prior year period. The decrease was primarily due to lower head grades and throughput at Rosebel (29,000 ounces), lower head grades at Essakane (9,000 ounces) due to mine sequencing, and lower throughput at Sadiola (2,000 ounces) as the mine life draws to an end, partially offset by higher throughput net of lower head grades at Westwood (1,000 ounces).

• Attributable gold sales, inclusive of joint venture operations, were 759,000 ounces for 2019, down 113,000 ounces from the prior year. The decrease was due to lower sales at Rosebel (48,000 ounces), Westwood (30,000 ounces), Essakane (27,000 ounces) and the Joint Ventures (8,000 ounces). Attributable gold sales, inclusive of joint venture operations, were 196,000 ounces for the fourth quarter 2019, down 24,000 ounces from the same prior year period. The decrease was due to lower sales at Rosebel (30,000 ounces) and the Joint Ventures (1,000 ounces), partially offset by higher sales at Essakane (4,000 ounces) and Westwood (3,000 ounces).

• Cost of sales3 per ounce for the fourth quarter and year ended 2019 of $912 and $950, respectively, were up 8% and 17% from the same prior year periods primarily due to lower sales volumes in addition to the factors noted above.

• Total cash costs1 per ounce produced for the fourth quarter and year ended 2019 of $947 and $907, respectively, were up 19% and 14% from the same prior year periods due to the factors noted above. Included in total cash costs1 for the year ended 2019 was a reduction of $27 per ounce produced reflecting the reduction of costs attributed to inventory to normalize for the amount of fixed overhead on a per unit basis as a consequence of abnormally low material mined at Rosebel and abnormally low production at Westwood (2018 - $nil). Included in total cash costs1 for the fourth quarter and year ended 2019 were realized derivative gains (losses) from hedging programs of $1 loss and $1 gain per ounce produced (2018 - $6 gain and $11 gain).

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1 This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

2 The DART rate refers to the number of days away, restricted duty or job transfer incidents that occur per 100 employees.

3 Cost of sales, excluding depreciation, as disclosed in note 39 of the Company's annual consolidated financial statements is on an attributable ounce sold basis (excluding the non-controlling interests of 10% at Essakane and 5% at Rosebel) and does not include Joint Ventures which are accounted for on an equity basis.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2019

• All-in sustaining costs1 per ounce sold for the fourth quarter and year ended 2019 of $1,161 and $1,124, respectively, were up 3% and 6% from the same prior year periods due to higher cost of sales2 per ounce, partially offset by lower sustaining capital expenditures. Included in all-in sustaining costs1 for the year ended 2019 was a reduction of $27 per ounce sold reflecting the reduction of costs attributed to inventory to normalize for the amount of fixed overhead on a per unit basis as a consequence of abnormally low material mined at Rosebel and abnormally low production at Westwood (2018 - $nil). Included in all-in sustaining costs1 for the fourth quarter and year ended 2019 were realized derivative gains from hedging programs of $nil and $2 per ounce sold (2018 - $6 and $12).

SUMMARY OF FINANCIAL AND OPERATING RESULTS

Financial Position ($ millions)	December 31, 2019	December 31, 2018	December 31, 2017
Cash and cash equivalents	$830.6	$615.1	$664.1
Short-term investments	$6.1	$119.0	$127.2
Restricted cash	$28.1	$23.9	$24.5
Total assets	$3,862.1	$3,961.0	$3,966.9
Long-term debt	$408.5	$398.5	$391.6
Available credit facility	$499.6	$499.6	$248.7

	Three months ended			Years ended
	December 31,			December 31,
Financial Results ($ millions, except where noted)	2019	2018	2017	2019	2018	2017
Continuing Operations
Revenues	$293.4	$274.3	$291.1	$1,065.3	$1,111.0	$1,094.9
Cost of sales	$252.3	$250.3	$250.0	$995.7	$974.1	$942.0
Gross profit	$41.1	$24.0	$41.1	$69.6	$136.9	$152.9
Net earnings (loss) including discontinued operations
attributable to equity holders of IAMGOLD	$(353.9)	$(34.8)	$(17.7)	$(412.6)	$(28.2)	$501.6
Net earnings (loss) including discontinued operations
attributable to equity holders of IAMGOLD ($/share)	$(0.76)	$(0.07)	$(0.04)	$(0.88)	$(0.06)	$1.08
Net earnings (loss) from continuing operations attributable to equity holders of IAMGOLD	$(303.8)	$(39.5)	$(22.8)	$(373.3)	$(31.4)	$485.2
Net earnings (loss) from continuing operations attributable
to equity holders of IAMGOLD ($/share)	$(0.65)	$(0.08)	$(0.05)	$(0.80)	$(0.07)	$1.05
Adjusted net earnings (loss) including discontinued
operations attributable to equity holders of IAMGOLD[1]	$(0.6)	$(16.1)	$(13.8)	$(18.3)	$29.8	$29.3
Adjusted net earnings (loss) including discontinued
operations attributable to equity holders of IAMGOLD ($/share)[1]	$—	$(0.03)	$(0.03)	$(0.04)	$0.06	$0.06
Net cash from operating activities including discontinued operations	$262.5	$23.1	$65.2	$363.0	$191.1	$295.3
Net cash from operating activities including discontinued operations before changes in working capital[1]	$226.2	$55.7	$68.2	$367.5	$288.4	$294.0
Discontinued Operations
Net earnings (loss) from discontinued operations
attributable to equity holders of IAMGOLD	$(50.1)	$4.7	$5.1	$(39.3)	$3.2	$16.4
Net earnings (loss) from discontinued operations
attributable to equity holders of IAMGOLD ($/share)	$(0.11)	$0.01	$0.01	$(0.08)	$0.01	$0.03
Key Operating Statistics
Gold sales – attributable (000s oz)	196	220	230	759	872	871
Gold production – attributable (000s oz)	192	231	228	762	882	882
Average realized gold price[1] ($/oz)	$1,480	$1,233	$1,277	$1,396	$1,270	$1,261
Cost of sales[2] ($/oz)	$912	$843	$802	$950	$815	$783
Total cash costs[1] ($/oz)	$947	$797	$751	$907	$793	$755
All-in sustaining costs[1] ($/oz)	$1,161	$1,123	$1,071	$1,124	$1,057	$1,003
Gold margin[1] ($/oz)	$533	$436	$526	$489	$477	$506

1 This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

2 Cost of sales, excluding depreciation, as disclosed in note 39 of the Company's annual consolidated financial statements is on an attributable ounce sold basis (excluding the non-controlling interests of 10% at Essakane and 5% at Rosebel) and does not include Joint Ventures which are accounted for on an equity basis.

___________________

1 This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

2 Cost of sales, excluding depreciation, as disclosed in note 39 of the Company's annual consolidated financial statements is on an attributable ounce sold basis (excluding the non-controlling interests of 10% at Essakane and 5% at Rosebel) and does not include Joint Ventures which are accounted for on an equity basis.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2019

RESERVES AND RESOURCES

At December 31, 2019, compared with the prior year, there was no change in the $1,200 per ounce gold price assumption for estimating mineral reserves at the Company’s owned and operated mines. There was also no change in the gold price assumption for estimating mineral resources at Essakane and Rosebel ($1,500 per ounce) or at Westwood ($1,200 per ounce).

IAMGOLD's Share	2019	2018
Gold (000s attributable oz contained)
Total proven and probable mineral reserves	16,706	17,864
Total measured and indicated mineral resources[1,2]	27,164	27,850
Total inferred resources	11,965	8,668

1 Measured and indicated gold resources are inclusive of proven and probable reserves.

2 In mining operations, measured and indicated resources that are not mineral reserves are considered uneconomic at the price used for reserve estimations, but are deemed to have a reasonable prospect of economic extraction.

Assumptions used to determine reserves and resources are as follows:

	2019		2018
Weighted average gold price used for attributable:
Gold reserves ($/oz)		1,200[1]	1,200[2]
Gold measured and indicated resources ($/oz)		1,474[3,4]	1,474[4,5]
Foreign exchange rate (U.S.$ / Canadian $)		1.25	1.25

1 Mineral reserves have been estimated at December 31, 2019 using a gold price of $1,200 per ounce for Essakane, Rosebel, Saramacca, Westwood, Sadiola and the Boto Gold Project.

2 Mineral reserves have been estimated at December 31, 2018 using a gold price of $1,200 per ounce for Essakane, Rosebel, Westwood, Sadiola, Côté Gold Project, Boto Gold Project and the Saramacca Project.

3 Mineral resources have been estimated at December 31, 2019, using a gold price of $1,500 per ounce for the Côté Gold Project, Boto Gold Project, Diakha-Siribaya Gold Project, Pitangui Project, Gossey deposit, Monster Lake Project, Essakane, Rosebel, and Saramacca, $1,400 per ounce for Sadiola and $1,200 per ounce using a 5.5 g/t Au cut-off over a minimum width of 2.4 metres for Westwood.

4 Eastern Borosi mineral resources are disclosed as gold equivalent ("AuEq") ounces calculated using the formula: AuEq (g/t) = Au (g/t) + Ag (g/t) / 101.8; and have been estimated at December 31, 2018 using a gold price of $1,500 per ounce and a silver price of $23 per ounce, in accordance with National Instrument 43-101. Underground resources are estimated using a 2.0 g/t Au cut-off over a minimum width of 2.4 metres and open pit resources are estimated using a 0.42 g/t Au cut-off over a minimum width of 3.0 metres.

5 Mineral resources have been estimated at December 31, 2018, using a gold price of $1,500 per ounce for the Côté Gold Project, Boto Gold Project, Saramacca Project, Diakha-Siribaya Gold Project, Pitangui Project, Gossey deposit, Monster Lake Project, Essakane, and Rosebel, $1,400 per ounce for Sadiola and $1,200 per ounce using a 5.5 g/t Au cut-off over a minimum width of 2.4 metres for Westwood.

Total attributable proven and probable gold reserves decreased by 1.2 million ounces or 6% in 2019 to 16.7 million ounces from the end of 2018. The decrease was primarily due to mine depletion at Essakane, Rosebel, and Sadiola, and a reduction in estimated probable reserves at the Boto Gold Project.

Total attributable measured and indicated gold resources (including reserves) decreased by 686,000 ounces or 2% to 27.2 million ounces from the end of 2018. The decrease was primarily due to mine depletion at Essakane and Rosebel, partially offset by a conversion of inferred resources to an indicated category at the Pitangui Gold Project in Brazil.

Total attributable inferred gold resources increased 3.3 million ounces or 38% to 12.0 million ounces from the end of 2018. The increase was primarily due to the declaration of an initial mineral resource estimate for the Nelligan Gold Project and the completion of a revised mineral resource estimate for the Côté Gold Project, both projects in Canada.

OUTLOOK

IAMGOLD Full Year Attributable Guidance[1]	2020
Essakane (000s oz)	365 – 385
Rosebel (000s oz)	245 – 265
Westwood (000s oz)	90 – 110
Total attributable production (000s oz)	700 - 760

Cost of sales[2] ($/oz)	$900 - $950

Total cash costs[3,4] ($/oz)	$840 - $890
All-in sustaining costs[3,4] ($/oz)	$1,100 - $1,150

1 The outlook is based on 2020 full year assumptions with an average realized gold price of $1,350 per ounce, U.S.$ / Canadian $ exchange rate of 1.30, € / U.S.$ exchange rate of 1.15 and average crude oil price of $62 per barrel.

2 Cost of sales, excluding depreciation, is on an attributable ounce sold basis (excluding the non-controlling interest of 10% at Essakane and 5% at Rosebel).

3 This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

4 Consists of Essakane, Rosebel, and Westwood on an attributable basis.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2019

GOLD PRODUCTION, COST OF SALES, TOTAL CASH COSTS AND ALL-IN SUSTAINING COSTS

The Company expects 2020 attributable gold production to be in the range of 700,000 to 760,000 ounces. At Essakane, production is expected to be between 365,000 and 385,000 ounces, consistent with 2019 levels, with an expected stronger second half as the mill feed benefits from the exploitation of a saprolitic satellite deposit adjacent to the mine and targeted mill improvements. At Rosebel, production is expected to be between 245,000 and 265,000 ounces, consistent with 2019 levels as head grades are expected to benefit from higher grade Saramacca ore in the second half of the year. Westwood production is expected to be between 90,000 to 110,000 ounces, consistent with 2019 levels, as mining and development activities continue to ramp up, incorporating modified mining methods and operational practices.

The Company expects cost of sales on an attributable ounce sold basis to be in the range of $900 to $950. The Company’s guidance on total cash costs1 and all-in sustaining costs1 for 2020 is expected to be in the range of $840 to $890 per ounce produced and $1,100 and $1,150 per ounce sold, respectively. All-in sustaining cost guidance for 2020 reflects ongoing efforts to improve productivity and optimize performance across the sites. The Company expects to ramp up production from the Saramacca deposit and Westwood, and complete mill improvements at Essakane. The guidance the Company provides is annual and quarterly variation is normal. Costs are expected to be lower in the second half of the year compared to the first half, benefiting from higher anticipated production from Essakane and Rosebel in the second half. The guidance also considers the impact of the Company’s assumptions related to oil prices and foreign exchange rates as outlined in the Market Trends section.

ESSAKANE

The Company expects attributable production at Essakane in 2020 to be in the range of 365,000 to 385,000 ounces. Essakane expects to continue to optimize production, lower unit costs and increase mine and mill efficiencies at higher proportions of hard rock through multiple optimization initiatives.

Mining activity is expected to remain at elevated levels in 2020 supported by the use of a mining contractor to secure strategic pushback objectives providing greater access to higher grade ore zones. Essakane is targeting higher drill availability and productivity through an expansion in the drill fleet which is intended to contribute to longer drill run times. Maintenance activities are expected to sustain the improvements that have been realized in overall availability and reliability.

Essakane is targeting completion of the mill upgrade in the second half of 2020 with a series of improvements designed to de-bottleneck the crushing circuit which is expected to yield higher grinding capacities in addition to optimizing liner and grate configurations. Essakane expects to continue to improve recoveries from the addition of a third gravity screen.

These initiatives are designed to deliver on the 2020 production and cost targets, while positioning Essakane to pursue additional resources at satellite deposits with the potential to add to the mine life of the Essakane operation.

ROSEBEL

The Company expects attributable production at Rosebel in 2020 to be in the range of 245,000 to 265,000 ounces. 2020 production guidance reflects pushbacks and mine development focused on optimizing cash flows over the next 5 years, as well as the ramp-up of Saramacca. Guidance also incorporates factors to account for risk related to negative grade reconciliation. Rosebel will continue to undertake strategic pit pushbacks on the Rosebel concession unlocking higher grade ore zones, while advancing the exploitation of the Saramacca deposit, which is expected to contribute to increased production volumes each successive quarter of 2020. The mill feed in the first half of the year is expected to be supplemented by the processing of stockpiled ore.

While mill throughput in 2020 is expected to be at levels consistent with 2019, lower head grades in the first half of the year are expected to reflect the processing of lower grade stockpile feed as the mine operations return to normal levels of mining activity, with further improvements in the second half of the year expected from inclusion of higher grade Saramacca ore in the mill feed. Improved recoveries are further expected through the optimization of the elution circuit and acid wash circuit.

Construction continues on the haul road linking the Saramacca deposit to the Rosebel mill, with completion of the final surface expected in the first half of 2020. Rosebel is also continuing to evaluate the underground mining potential of the Saramacca deposit which could result in significantly lower waste volumes, reducing the mining area footprint and potentially improving profitability.

WESTWOOD

The Company expects production at Westwood in 2020 to be in the range of 90,000 to 110,000 ounces as mining and development activities continue to ramp up, incorporating modified mining methods and operational practices developed to promote the safe exploitation of the ore bodies while targeting lower dilution. During the ramp-up period the mill feed will be supplemented with lower grade surface material from satellite prospects.

With a strategic focus to progress development activities in the production and development blocks, the Company is expected to deliver its 2020 production and cost targets while continuing to ramp up to full production by 2022. The Company plans to undertake approximately 9 kilometres of lateral development in 2020.

INCOME TAXES

The Company expects to pay cash taxes in the range of $30 million to $45 million in 2020. The Company is subject to income tax in several jurisdictions, at various tax rates. However, the consolidated effective tax rate for the Company is subject to significant fluctuations period over period due to: expenditures and revenues recognized only for financial accounting purposes or only for income tax purposes; income tax unrelated to the income or loss before taxes for the current period, such as withholding taxes, and adjustments for deferred tax purposes that are not directly related to the income or loss before taxes for the current period, such as foreign exchange rate changes. In addition, adjustments to deferred tax assets and/or liabilities may be recorded during the year.

______________________________

1 This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2019

DEPRECIATION EXPENSE

Depreciation expense in 2020 is expected to be in the range of $260 million to $270 million.

CAPITAL EXPENDITURES OUTLOOK

($ millions)	Sustaining[1]	Non-sustaining (Development/ Expansion)[2]	Total
Owner-operator
Essakane	$40	$100	$140
Rosebel	55	60	115
Westwood	25	25	50
	120	185	305
Corporate and development projects[3]	—	65	65
Total[4,5,6] (±5%)	$120	$250	$370

1 Sustaining capital includes capitalized stripping of $15 million for Rosebel.

2 Non-sustaining capital includes capitalized stripping of $80 million for Essakane and $35 million for Rosebel.

3 Includes attributable capital expenditures for the Côté Gold Project (70%).

4 Includes $11 million of capitalized exploration and evaluation expenditures. Refer to the Exploration section of this MD&A.

5 Capitalized borrowing costs are not included.

6 In addition to the above capital expenditures, $20 million in total principal lease payments are expected.

Capital expenditures of $370 million ± 5% reflects an increase over 2019 as the Company completes the Saramacca Project, invests in strategic pushbacks required at Essakane and Rosebel to secure future mine production, and advances growth projects as outlined in the non-sustaining capital section below. Increased sustaining capital relative to 2019 is a reflection of higher development at Westwood.

Sustaining

Sustaining capital guidance of $120 million increased relative to 2019. Total sustaining capitalized stripping of $15 million is consistent with 2019 levels, with 2020 activity primarily focused on strategic pit pushbacks at Rosebel to unlock higher grade ore zones, which is partially offset by lower sustained stripping at Essakane.

Non-sustaining (Development/Expansion)

Non-sustaining capital guidance of $250 million reflects $100 million at Essakane including $80 million in expansionary capitalized stripping targeting strategic pushbacks within the Essakane Main Zone to provide ore access for future mine production, $60 million at Rosebel including the completion of development work at Saramacca and strategic pushbacks within the Rosebel concession to provide access to higher grade zones for future mine production, and $25 million at Westwood primarily for ramp-up development. Additionally, the $65 million for corporate and development projects primarily relates to progressing the Côté Gold and Boto Gold projects. In advance of a construction decision, capital expenditures for the Côté Gold Project are expected to be approximately $35 million to continue progressing the Early Works phase, including site tree clearing, access road development, advancement of the construction camp facilities, and advancing detailed project engineering in an effort to further de-risk the project execution phase. The projected spend of approximately $30 million for the Boto Gold Project is expected to further de-risk the Project in preparation for a construction decision; activities will primarily focus on road and camp construction and advancing project engineering. Development project updates are expected to be provided in the first quarter of 2020, with any associated capital expenditures expected to be provided at that time.

OUTLOOK FOR 2021

The Company expects 2021 attributable gold production to be in the range of 760,000 to 840,000 ounces, approximately 10% higher than the expected 2020 production levels. At Essakane, production is expected to be between 355,000 and 385,000 ounces due to high capitalized stripping with marginally lower production but marginally better grades. At Rosebel, production is expected to be between 305,000 and 335,000 ounces due to higher ore availability and higher grades. Westwood production is expected to be between 100,000 to 120,000 ounces as it continues to ramp up.

Capital expenditures, not inclusive of development projects, are expected to be approximately $250 million with the expected completion of the development of Saramacca in 2020 and lower capitalized stripping compared to 2020.

MARKET TRENDS

GLOBAL FINANCIAL MARKET CONDITIONS

The market price of gold closed at $1,515 per ounce at the end of 2019. This represented an appreciation of approximately 18% since the beginning of the year. During 2019, gold rallied above $1,550 per ounce for the first time since 2013. Many factors contributed to gold’s strength in 2019. Unpredictable U.S. trade policy and Middle East instability, in addition to accommodative monetary policies by a number of Central Banks globally all combined to support gold’s positive trend. The price of gold is a key driver of the Company’s profitability.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2019

	Three months ended		Years ended
	December 31,		December 31,
	2019	2018	2019	2018
Average market gold price ($/oz)	$1,481	$1,226	$1,392	$1,268
Average realized gold price[1] ($/oz)	$1,480	$1,233	$1,396	$1,270
Closing market gold price ($/oz)			$1,515	$1,279

1 This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

CURRENCY AND OIL PRICE

The U.S. dollar is the Company’s functional currency. The Company's revenues are denominated in U.S. dollars as gold is priced in U.S. dollars. The Company’s main exposures in 2019 are the Canadian dollar, the euro and oil prices, which have a direct impact on the Company’s Canadian and international mining activities and operations.

The Canadian dollar appreciated approximately 5% against the U.S. dollar in 2019. Canadian economic data were generally stronger than market expectations. Throughout 2019, Canadian business sentiment also improved. All these contributed to the Canadian dollar's strength.

The euro depreciated approximately 2% against the U.S. dollar in 2019. The European Central Bank had a more accommodative monetary policy than most other Central Banks. It renewed its balance sheet expansion in 2019 with an increased amount of Quantitative Easing. In addition, interest rates dropped further into negative territory, and Brexit politics was a market distraction. All these explained the poor euro performance. Going forward the Company will have little euro exposure as it sells a portion of its gold in euros to meet its expenses in West Africa.

The Company is forecasting foreign exchange cash flows of approximately C$300 million in 2020. These exposures relate to operational and capital expenditures in Canada. The Company’s hedging strategy is designed to mitigate the risk of exposure to exchange rate volatility of the Canadian dollar. Refer to Financial condition - Market risk section for more information.

The price of Brent appreciated approximately 22%, while West Texas Intermediate (WTI) rose approximately 36% in 2019. Crude oil prices rose on heightened geopolitical risks and falling US inventory. The latter had a more significant impact on WTI.

The Company expects its fuel consumption in 2020 to be the equivalent of approximately 1.3 million barrels of oil for its mining operations in West Africa and South America. The Company’s hedging strategy is designed to mitigate the risk of exposure to price volatility of oil. Refer to Financial condition - Market risk section for more information.

	Three months ended		Years ended
	December 31,		December 31,
	2019	2018	2019	2018
Average rates
U.S.$ / Canadian $	1.3198	1.3218	1.3268	1.2961
€ / U.S.$	1.1073	1.1408	1.1194	1.1809
Closing rates
U.S.$ / Canadian $			1.2963	1.3644
€ / U.S.$			1.1227	1.1456
Average Brent price ($/barrel)	$62	$69	$64	$72
Closing Brent price ($/barrel)			$66	$54
Average WTI price ($/barrel)	$57	$59	$57	$65
Closing WTI price ($/barrel)			$61	$45

SENSITIVITY IMPACT

The following table provides estimated sensitivities around certain inputs, excluding the impact of the Company’s hedging program which can affect the Company’s operating results, assuming expected 2020 production levels:

	Change of	Annualized impact on Cost of Sales [1] $/oz	Annualized impact on Total Cash Costs [2] $/oz	Annualized impact on All-in Sustaining Costs[2] $/oz
Gold price[3]	$100/oz	$5/oz	$5/oz	$5/oz
Oil price	$10/barrel	$12/oz	$12/oz	$13/oz
U.S.$ / Canadian $	$0.10	$12/oz	$12/oz	$17/oz

1 Cost of sales, excluding depreciation, on an attributable ounce sold basis (excluding the non-controlling interest of 10% at Essakane and 5% at Rosebel) does not include Joint Ventures which are accounted for on an equity basis.

2 This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A. Total cash costs and all-in sustaining costs consist of Essakane, Rosebel, Westwood and the Joint Ventures on an attributable basis.

3 Gold price sensitivities relate to royalty cost arrangements, which are included in total cash costs and all-in sustaining costs.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2019

ANNUAL UPDATES

OPERATIONS

The table below presents gold sales attributable to the Company and average realized gold price1 per ounce sold.

	Attributable Gold Sales[1]			Average Realized Gold Price[2]
	(000s oz)			($/oz)
Three months ended December 31,	2019	2018	2017	2019	2018	2017
Continuing operations
Owner-operator	184	206	212	$1,480	$1,233	$1,277
Discontinued operations
Joint Ventures	12	14	18	1,488	1,235	1,276
	196	220	230	$1,480	$1,233	$1,277

	Attributable Gold Sales[1]			Average Realized Gold Price[2]
	(000s oz)			($/oz)
Years ended December 31,	2019	2018	2017	2019	2018	2017
Continuing operations
Owner-operator	707	812	806	$1,397	$1,270	$1,261
Discontinued operations
Joint Ventures	52	60	65	1,390	1,270	1,259
	759	872	871	$1,396	$1,270	$1,261

1 Includes Essakane and Rosebel at 90% and 95%, respectively.

2 This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

The table below presents gold production attributable to the Company and cost of sales2 per ounce sold.

	Gold Production			Cost of Sales[1]
	(000s oz)			($ per ounce)
Three months ended December 31,	2019	2018	2017	2019	2018	2017
Continuing operations
Owner-operator
Essakane (90%)	94	103	102	$767	$763	$792
Rosebel (95%)	56	85	79	1,108	856	766
Westwood (100%)	29	28	29	1,019	1,086	909
Total owner-operator	179	216	210	$912	$843	$802
Discontinued operations
Joint Ventures	13	15	18
Total operations	192	231	228
Cost of sales[1] ($/oz)				$912	$843	$802

	Gold Production			Cost of Sales[1]
	(000s oz)			($ per ounce)
Years ended December 31,	2019	2018	2017	2019	2018	2017
Continuing operations
Owner-operator
Essakane (90%)	368	405	389	$884	$762	$785
Rosebel (95%)[2]	251	287	302	1,007	857	755
Westwood (100%)[3]	91	129	125	1,061	886	844
Total owner-operator	710	821	816	$950	$815	$783
Discontinued operations
Joint Ventures	52	61	66
Total operations	762	882	882
Cost of sales[1] ($/oz)				$950	$815	$783

1 Cost of sales, excluding depreciation, as disclosed in note 39 of the Company's annual consolidated financial statements is on an attributable ounce sold basis (excluding the non-controlling interests of 10% at Essakane and 5% at Rosebel) and does not include Joint Ventures which are accounted for on an equity basis.

2 Cost of sales per ounce sold for Rosebel does not include the impact of normalization of costs for the year ended 2019 of $12 per ounce (2018 - $nil; 2017 - $nil).

3 Cost of sales per ounce sold for Westwood does not include the impact of normalization of costs for the year ended 2019 of $15 per ounce (2018 - $nil; 2017 - $1 per ounce).

______________________________

1 This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

2 Cost of sales, excluding depreciation, as disclosed in note 39 of the Company's annual consolidated financial statements is on an attributable ounce sold basis (excluding the non-controlling interests of 10% at Essakane and 5% at Rosebel) and does not include Joint Ventures which are accounted for on an equity basis.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2019

The table below presents total cash costs1 per ounce produced and all-in sustaining costs1 per ounce sold.

	Total Cash Costs[1]			All-in Sustaining Costs[1]
	($ per ounce produced)			($ per ounce sold)
Three months ended December 31,	2019	2018	2017	2019	2018	2017
Continuing operations
Owner-operator
Essakane (90%)	$848	$723	$715	$1,006	$1,114	$990
Rosebel (95%)	1,074	774	700	1,307	981	1,018
Westwood (100%)	1,007	1,102	928	1,117	1,334	1,017
Total owner-operator[2]	$944	$792	$739	$1,175	$1,141	$1,068
Discontinued operations
Joint Ventures	982	858	882	951	862	1,114
Total operations	$947	$797	$751	$1,161	$1,123	$1,071
Cash costs, excluding royalties	$878	$746	$698
Royalties	69	51	53
Total cash costs[1]	$947	$797	$751
All-in sustaining costs[1]				$1,161	$1,123	$1,071

	Total Cash Costs[1]			All-in Sustaining Costs[1]
	($ per ounce produced)			($ per ounce sold)
Years ended December 31,	2019	2018	2017	2019	2018	2017
Continuing operations
Owner-operator
Essakane (90%)	$871	$718	$738	$1,028	$1,002	$957
Rosebel (95%)[3]	958	831	716	1,165	1,006	931
Westwood (100%)[4]	911	884	824	1,079	1,073	972
Total owner-operator[2]	$907	$783	$743	$1,141	$1,068	$1,001
Discontinued operations
Joint Ventures	915	914	909	904	921	1,023
Total operations	$907	$793	$755	$1,124	$1,057	$1,003
Cash costs, excluding royalties	$842	$739	$703
Royalties	65	54	52
Total cash costs[1]	$907	$793	$755
All-in sustaining costs[1]				$1,124	$1,057	$1,003

1 This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

2 Owner-operator all-in sustaining costs include corporate general and administrative costs. Refer to all-in sustaining costs reconciliation on page 38.

3 Total cash costs per ounce produced and all-in sustaining costs per ounce sold for Rosebel include the impact of normalization of costs for the year ended 2019 of $12 per ounce (2018 - $nil; 2017 - $nil).

4 Total cash costs per ounce produced and all-in sustaining costs per ounce sold for Westwood include the impact of normalization of costs for the year ended 2019 of $15 per ounce (2018 - $nil; 2017 - $1 per ounce).

______________________________

1 This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2019

CAPITAL EXPENDITURES

	Three months ended			Years ended
	December 31,			December 31,
($ millions)	2019[1]	2018[2]	2017[2]	2019[1]	2018[2]	2017[2]
Continuing operations
Sustaining
Essakane[3]	$9.8	$35.4	$20.9	$39.0	$102.5	$68.3
Rosebel[3]	9.4	11.0	19.1	42.7	43.7	51.2
Westwood	3.3	6.6	4.0	13.8	23.5	17.5
Total gold segments	22.5	53.0	44.0	95.5	169.7	137.0
Corporate and other	—	0.1	1.0	0.4	1.2	1.4
Total capital expenditures	22.5	53.1	45.0	95.9	170.9	138.4
Discontinued operations
Joint Ventures[4]	—	—	2.0	—	—	4.3
	$22.5	$53.1	$47.0	$95.9	$170.9	$142.7
Continuing operations
Non-sustaining (Development/Expansion)
Essakane	$13.7	$23.6	$9.0	$62.0	$55.7	$14.1
Rosebel	14.1	5.7	3.6	41.0	21.0	8.2
Westwood	3.2	7.9	9.5	17.9	31.6	43.6
Total gold segments	31.0	37.2	22.1	120.9	108.3	65.9
Corporate and other	1.1	0.4	0.9	3.3	3.9	0.9
Côté Gold Project	6.8	4.7	4.0	31.3	17.8	5.3
Total capital expenditures	38.9	42.3	27.0	155.5	130.0	72.1
Discontinued operations
Joint Ventures[4]	—	0.4	2.2	—	1.2	5.7
	$38.9	$42.7	$29.2	$155.5	$131.2	$77.8
Continuing operations
Total
Essakane	$23.5	$59.0	$29.9	$101.0	$158.2	$82.4
Rosebel	23.5	16.7	22.7	83.7	64.7	59.4
Westwood	6.5	14.5	13.5	31.7	55.1	61.1
Total gold segments	53.5	90.2	66.1	216.4	278.0	202.9
Corporate and other	1.1	0.5	1.9	3.7	5.1	2.3
Côté Gold Project	6.8	4.7	4.0	31.3	17.8	5.3
Total capital expenditures	61.4	95.4	72.0	251.4	300.9	210.5
Discontinued operations
Joint Ventures[4]	—	0.4	4.2	—	1.2	10.0
	$61.4	$95.8	$76.2	$251.4	$302.1	$220.5
Capitalized Stripping
(Included in Sustaining and Non-sustaining)
Essakane[5]	$7.6	$11.5	$10.1	$34.0	$58.4	$31.0
Rosebel[5]	3.8	1.4	3.0	6.7	6.6	15.8
Total gold segments	$11.4	$12.9	$13.1	$40.7	$65.0	$46.8

1 Capital expenditures include cash expenditures for property, plant and equipment and exploration and evaluation assets.

2 Capital expenditures include cash expenditures for property, plant and equipment, exploration and evaluation assets and finance lease payments.

3 On an attributable basis, Essakane (90%) and Rosebel (95%) sustaining capital expenditures for the fourth quarter 2019 were $8.8 million and $8.9 million, respectively (2018 - $31.9 million and $10.5 million; 2017 - $18.8 million and $18.1 million), and for the year ended 2019 were $35.1 million and $40.6 million, respectively (2018- $92.3 million and $41.5 million; 2017 - $61.5 million and $48.6 million).

4 Attributable capital expenditures of Sadiola (41%).

5 Includes non-sustaining capitalized stripping for Essakane and Rosebel for the fourth quarter 2019 of $7.6 million and $3.4 million, respectively (2018 - $nil; 2017 - $nil) and for the year ended 2019 of $30.4 million and $3.4 million, respectively (2018 - $nil; 2017 - $nil).

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2019

Burkina Faso – Essakane Mine (IAMGOLD interest – 90%)

Summarized Results 100% Basis, unless otherwise stated

	Three months ended			Years ended
	December 31,			December 31,
	2019	2018	2017	2019	2018	2017
Mine operating statistics
Ore mined (000s t)	5,557	3,927	3,490	17,702	13,866	11,811
Waste mined (000s t)	9,268	9,492	8,709	38,605	36,825	35,697
Total material mined (000s t)	14,825	13,419	12,199	56,307	50,691	47,508
Strip ratio[1]	1.7	2.4	2.5	2.2	2.7	3.0
Ore milled (000s t)	3,213	3,089	3,572	13,373	13,031	13,891
Head grade (g/t)	1.07	1.27	1.06	1.04	1.18	1.07
Recovery (%)	94	90	92	91	91	90
Gold production - (000s oz)	104	114	113	409	450	432
Attributable gold production - 90% (000s oz)	94	103	102	368	405	389
Gold sales - (000s oz)	109	105	113	413	444	433

Performance measures
Average realized gold price[2] ($/oz)	$1,476	$1,232	$1,277	$1,400	$1,269	$1,261
Cost of sales[3] ($/oz)	$767	$763	$792	$884	$762	$785
Cash costs[2] excluding royalties ($/oz)	$775	$674	$665	$805	$663	$686
Royalties ($/oz)	$73	$49	$50	$66	$55	$52
Total cash costs[2] ($/oz)	$848	$723	$715	$871	$718	$738
All-in sustaining costs[2] ($/oz)	$1,006	$1,114	$990	$1,028	$1,002	$957

1 Strip ratio is calculated as waste mined divided by ore mined.

2 This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

3 Cost of sales, excluding depreciation, as disclosed in note 39 of the Company's annual consolidated financial statements is on an attributable ounce sold basis (excluding the 10% non-controlling interest).

Attributable gold production for both the fourth quarter and year ended 2019 was lower by 9%, compared to the same prior year periods, as ore feed was sourced from lower grade zones due to the mine sequencing plan. The impact of lower grades was partially offset by higher throughput realized due to the mill feed comprising a lower percentage of hard rock and higher recoveries.

Material mined in the fourth quarter and year ended 2019 was higher compared to the same prior year periods due to increased mining fleet size and availability combined with the higher utilization of contractors. Ore mined for the fourth quarter and year ended 2019 was higher compared to the same prior year periods as mining continued through lower grade ore zones to support the heap leach operations at the end of CIL operations.

The CIL and Heap Leach feasibility study at Essakane was completed in the fourth quarter 2019 and concluded that increasing CIL plant capacity and postponing the heap leach operation to the end of life of mine is more economical than operating both a heap leach and the CIL plant in parallel (see news release dated November 6, 2019). Detailed engineering and procurement of long lead items continues to progress to increase CIL capacity to 11.7 million tonnes per annum (at 100% hard rock) compared to the original nameplate capacity of 10.8 million tonnes per annum (at 100% hard rock).

Cost of sales per ounce sold for the fourth quarter and year ended 2019 were higher by 1% and 16%, respectively, compared to the same prior year periods primarily due to higher operating costs, lower sales volumes and higher royalties due to higher realized gold prices, partially offset by a reversal of previous impairments relating to ore stockpiles. Operating costs were higher primarily due to lower capitalized stripping and increased use of mining contractors and explosives. A stronger U.S. dollar relative to the euro helped to alleviate these cost pressures.

Total cash costs per ounce produced for the fourth quarter and year ended 2019 were higher by 17% and 21%, respectively, compared to the same prior year periods. As noted above, these cost pressures combined with lower production, were partially offset by the stronger U.S. dollar relative to the euro. Included in total cash costs for the fourth quarter and year ended 2019 was the impact of realized derivative gains and losses from hedging programs of $2 loss and $2 gain per ounce produced, respectively (2018 - $9 gain and $17 gain).

All-in sustaining costs per ounce sold for the fourth quarter were lower by 10% compared to the same prior year period, primarily due to lower sustaining capital expenditures compared to the fourth quarter 2018 that included down payments for additions to the fleet, partially offset by higher cost of sales per ounce. All-in sustaining costs per ounce sold for the year ended 2019 were 3% higher compared to the prior year, primarily due to increased cost of sales per ounce partially offset by lower sustaining capital. Included in total cash costs and all-in sustaining costs for the fourth quarter and year ended 2019 was the impact of realized derivative gains and losses from hedging programs of $2 loss and $1 gain per ounce sold, respectively (2018 - $10 gain and $19 gain).

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2019

Sustaining capital expenditures for the fourth quarter 2019 of $9.8 million included mobile equipment of $3.4 million, capital spares of $2.6 million, resource development of $0.6 million, power generator overhaul of $0.4 million, and various other sustaining capital expenditures of $2.8 million. Non-sustaining capital expenditures of $13.7 million included capitalized stripping of $7.6 million, tailings liners and dams of $4.3 million, mill optimization of $1.3 million and mobile equipment of $0.5 million.

Sustaining capital expenditures for the year ended 2019 of $39.0 million included mobile equipment of $10.5 million, capital spares of $9.5 million, camp and safety improvements $3.7 million, capitalized stripping of $3.6 million, mill enhancements $3.2 million, resource development of $2.5 million, power generator overhaul of $1.6 million and various other sustaining capital expenditures of $4.4 million. Non sustaining capital expenditures for the year ended 2019 of $62.0 million included capitalized stripping of $30.4 million, tailings liners and dams of $20.9 million, mobile equipment of $5.8 million, heap leach and CIL optimization study of $2.6 million and mill upgrade of $2.3 million.

Outlook

Essakane's attributable production in 2020 is expected to be between 365,000 and 385,000 ounces. Capital expenditures are expected to be approximately $140 million, comprising $40 million of sustaining capital expenditures and $100 million of non- sustaining capital expenditures. Sustaining capital of $40 million includes capital spares ($13 million), mobile equipment ($7 million), security enhancements ($7 million), generator overhaul ($3 million), mill equipment ($3 million), resource development ($2 million), and other sustaining capital expenditures ($5 million). Non-sustaining capital of $100 million includes expansionary capitalized stripping ($80 million), tailings liners ($11 million), mill upgrades ($7 million) and a tailings thickening plant ($2 million).

Suriname – Rosebel Mine (IAMGOLD interest – 95%)

Summarized Results 100% Basis, unless otherwise stated

	Three months ended			Years ended
	December 31,			December 31,
	2019	2018	2017	2019	2018	2017
Mine operating statistics
Ore mined (000s t)	2,318	4,497	3,783	12,277	16,098	15,028
Waste mined (000s t)	10,602	12,136	11,633	41,049	48,076	47,802
Total material mined (000s t)	12,920	16,633	15,416	53,326	64,174	62,830
Strip ratio[1]	4.6	2.7	3.1	3.3	3.0	3.2
Ore milled (000s t)	2,900	3,037	3,249	12,166	12,209	12,832
Head grade (g/t)	0.68	0.95	0.87	0.71	0.82	0.83
Recovery (%)	94	96	92	95	94	93
Gold production - (000s oz)	59	89	83	264	302	318
Attributable gold production - 95% (000s oz)	56	85	79	251	287	302
Gold sales - (000s oz)	60	91	78	254	304	306

Performance measures
Average realized gold price[2] ($/oz)	$1,483	$1,234	$1,277	$1,387	$1,268	$1,260
Cost of sales[3,4] ($/oz)	$1,108	$856	$766	$1,007	$857	$755
Cash costs[2] excluding royalties ($/oz)	$985	$707	$631	$877	$760	$647
Royalties ($/oz)	$89	$67	$69	$81	$71	$69
Total cash costs[2] ($/oz)	$1,074	$774	$700	$958	$831	$716
All-in sustaining costs[2] ($/oz)	$1,307	$981	$1,018	$1,165	$1,006	$931

1 Strip ratio is calculated as waste mined divided by ore mined.

2 This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

3 Cost of sales, excluding depreciation, as disclosed in note 39 of the Company's annual consolidated financial statements is on an attributable ounce sold basis (excluding the 5% non-controlling interest).

4 Cost of sales per ounce sold does not include the impact of normalization of costs for the year ended 2019 of $38 per ounce (2018 - $nil; 2017 - $nil).

Attributable gold production for the fourth quarter and year ended 2019 was lower by 34% and 13%, respectively, compared to the same prior year periods as ore feed was sourced from lower grade zones due to a security incident in the third quarter which resulted in the temporary suspension of mining activities. As mining activities resumed and continued to ramp up in the fourth quarter, the mill continued to process primarily low grade stockpiles which resulted in lower head grades than the prior period. The carbon-in-column plant continued to perform favourably with an additional 2,000 ounces recovered from tailings in the fourth quarter 2019, bringing year-to-date tailings recoveries to 7,600 ounces. The plant exceeded the current year target recovery of 5,000 ounces in the third quarter at a marginal operating cost of approximately $35 per ounce to cover additional power and elution costs.

Mining activities continued at Saramacca in the fourth quarter 2019 following the delivery of first ore (see news release dated October 31, 2019) with the development of additional ore storage capacity on site and commencement of grade control drilling. Material mined from Saramacca continued to be delivered to the Rosebel mill through the use of an alternate road. Construction of the haul road progressed in the fourth quarter with bush clearing activities substantially complete. Construction of the haul road along with site infrastructure is expected to be completed in the first half of 2020. Deliveries of hauling and mining equipment continued in the fourth quarter, with an additional eight haul trucks and four loaders received to support the ramp-up of mining activities in 2020.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2019

Cost of sales per ounce sold for the fourth quarter and year ended 2019 were higher by 29% and 17%, respectively, compared to the same prior year periods. This was primarily due to the reduction in sales volumes, partially offset by a reversal of previous impairments relating to ore stockpiles and lower mining costs as mining activity continued to ramp up.

In accordance with International Financial Reporting Standards, Rosebel reduced the cash costs and depreciation attributed to inventory for the year ended 2019 by $9.6 million and $3.6 million, respectively (2018 - $nil and $nil) to normalize for the amount of fixed overhead on a per unit basis as a consequence of abnormally low material mined. Normalization of fixed overhead was discontinued at the end of the third quarter 2019. Rosebel reduced total cash costs and all-in sustaining costs for the year ended 2019 by $36 per ounce produced and $38 per ounce sold (2018 - $nil and $nil).

Total cash costs per ounce produced for the fourth quarter and year ended 2019 were higher by 39% and 15%, respectively, compared to the same prior year periods primarily due to the reduction in volume produced partially offset by the factors noted above. Included in total cash costs for the fourth quarter and year ended 2019 was the impact of realized derivative gains from hedging programs of $nil and $1 per ounce produced, respectively (2018 - $4 gain and $8 gain).

All-in sustaining costs per ounce sold for the fourth quarter and year ended 2019 were higher by 33% and 16%, respectively, compared to the same prior year periods. This is primarily due to the reduction in sales volumes partially offset by reduced mining costs as noted above and lower sustaining capital expenditures. Included in all-in sustaining costs for the fourth quarter and year ended 2019 was the impact of realized derivative gains from hedging programs of $nil and $1 per ounce sold, respectively (2018 - $4 gain and $8 gain).

Sustaining capital expenditures for the fourth quarter 2019 of $9.4 million included capital spares of $5.1 million, pit infrastructure of $0.7 million, tailings management of $0.5 million, capitalized stripping of $0.4 million and various other sustaining capital expenditures of $2.7 million. Non-sustaining capital expenditures for the fourth quarter 2019 of $14.1 million included $10.7 million related to the Saramacca Project and $3.4 million of capitalized stripping.

Sustaining capital expenditures for the year ended 2019 of $42.7 million included capital spares of $21.1 million, mill equipment of $4.9 million, capitalized stripping of $3.3 million, pit infrastructure of $2.6 million, resource development of $1.9 million, mobile equipment of $1.8 million, tailings management of $1.6 million, and various other sustaining capital expenditures of $5.5 million. Non-sustaining capital expenditures for the year ended 2019 of $41.0 million included $37.6 million related to the Saramacca Project and $3.4 million of capitalized stripping.

Outlook

Rosebel's attributable production in 2020 is expected to be between 245,000 and 265,000 ounces. Capital expenditures are expected to be approximately $115 million, comprising $55 million of sustaining and $60 million of non-sustaining capital. Sustaining capital of $55 million includes capitalized stripping ($15 million), capital spares ($17 million), mill upgrades ($6 million), resource development ($5 million), pit infrastructure and dewatering ($3 million), tailings management ($4 million), mobile equipment ($3 million), and other small projects ($2million). Non-sustaining capital of $60 million is to complete the development work at Saramacca and secure strategic expansionary pushbacks within the Rosebel concession.

Canada – Westwood Mine (IAMGOLD interest – 100%)

Summarized Results

	Three months ended			Years ended
	December 31,			December 31,
	2019	2018	2017	2019	2018	2017
Mine operating statistics
Ore mined (000s t)	173	133	110	537	576	518
Ore milled (000s t)	218	136	139	625	693	624
Head grade (g/t)	4.37	6.78	6.96	4.82	6.11	6.61
Recovery (%)	93	95	95	94	94	94
Gold production - (000s oz)	29	28	29	91	129	125
Gold sales - (000s oz)	29	26	36	94	124	125

Performance measures
Average realized gold price[1] ($/oz)	$1,486	$1,232	$1,276	$1,407	$1,274	$1,262
Cost of sales[2,3] ($/oz)	$1,019	$1,086	$909	$1,061	$886	$844
Total cash costs[1] ($/oz)	$1,007	$1,102	$928	$911	$884	$824
All-in sustaining costs[1] ($/oz)	$1,117	$1,334	$1,017	$1,079	$1,073	$972

1 This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

2 Cost of sales, excluding depreciation, as disclosed in note 39 of the Company's annual consolidated financial statements is on an ounce sold basis.

3 Cost of sales per ounce sold does not include the impact of normalization of costs for the year ended 2019 of $121 per ounce (2018 - $nil; 2017 - $6 per ounce).

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2019

Gold production for the fourth quarter 2019 was 4% higher than the same prior year period primarily due to higher throughput partially offset by lower head grades. Gold production for 2019 was 29% lower than the prior year primarily due to lower throughput and head grades.

Mining activities in 2019 were affected by increased seismic activity in the fourth quarter 2018 and were limited to lower grade stopes, resulting in lower head grades than prior year periods. Included in ore mined for the quarter and year ended 2019 was 33 tonnes of ore mined from a satellite deposit. Head grade, excluding marginal ore and ore mined from the satellite pit for the fourth quarter and year ended 2019 was 6.44 g/t Au and 5.70 g/t Au, respectively (2018 - 6.78 g/t Au and 7.16 g/t Au).

Underground development continued to progress in the fourth quarter 2019 to open up access to new mining areas with lateral development of approximately 1,520 metres in the fourth quarter 2019 and 7,530 metres in the year ended 2019, averaging 16 and 20 metres per day respectively. Development at Westwood continues and is expected to increase by 10% to 60% of current levels with a three to four year ramp-up to steady state production levels (see news release dated December 12, 2019).

In accordance with International Financial Reporting Standards, the Company reduced the cash costs and depreciation attributed to inventory for the year ended 2019 by $11.3 million and $5.0 million, respectively (2018 - $nil and $nil) to normalize for the amount of fixed overhead on a per unit basis as a consequence of abnormally low production. Normalization of fixed overhead was discontinued at the end of the first quarter 2019. The Company reduced total cash costs and all-in sustaining costs for the year ended 2019 by $125 per ounce produced and $121 per ounce sold, respectively (2018 - $nil and $nil).

Cost of sales per ounce sold and total cash costs per ounce produced for the fourth quarter 2019 were lower by 6% and 9% respectively, compared to the same prior year period, primarily due to higher sales and production volumes. Cost of sales per ounce sold and total cash costs per ounce produced for the year ended 2019 were higher compared to the prior year by 20% and 3%, respectively. This is primarily due to the reduction in sales and production volumes partially offset by reduced operating costs due to labour reductions. Included in total cash costs for the fourth quarter and year ended 2019 was the impact of realized derivative gains from currency hedging programs of $2 and $2 per ounce produced, respectively (2018 - $nil and $4 gain).

All-in sustaining costs per ounce sold for the fourth quarter were lower compared to the same prior year period by 16%, primarily due to lower cost of sales per ounce, lower sustaining capital expenditures due to reduced development and an increase in sales volume in 2019. All-in sustaining costs per ounce sold for the year ended 2019 were comparable to the same prior year period, this is due to the reduction in sales volumes being offset by reduced operating costs due to labour reductions. Included in all-in sustaining costs for the fourth quarter and year ended 2019 was the impact of realized derivative gains from currency hedging programs of $2 and $2 per ounce sold, respectively (2018 - $1 loss and $5 gain).

Sustaining capital expenditures for the fourth quarter 2019 of $3.3 million included deferred development of $2.0 million, underground construction of $0.5 million, underground fixed equipment of $0.4 million, and various other sustaining capital expenditures of $0.4 million. Non-sustaining capital expenditures for the fourth quarter 2019 of $3.2 million included deferred development of $2.3 million, underground construction of $0.5 million and development drilling of $0.4 million.

Sustaining capital expenditures for the year ended 2019 of $13.8 million included deferred development of $9.1 million, underground fixed equipment of $1.6 million, underground construction of $1.3 million and other sustaining capital expenditures of $1.8 million. Non-sustaining capital expenditures for the year ended 2019 of $17.9 million included deferred development of $11.7 million, underground construction of $2.8 million, development drilling of $2.5 million and other non-sustaining capital expenditures of $0.9 million.

Outlook

Westwood’s production in 2020 is expected to be between 90,000 and 110,000 ounces as mining and development activities continue to ramp up, while respecting safety protocols for areas where seismicity is present. Capital expenditures are expected to be approximately $50 million, consisting of $25 million in sustaining and $25 million in non-sustaining capital. Sustaining capital of $25 million includes capitalized development ($13 million), fixed and mobile equipment ($5 million), underground construction ($4 million), and other sustaining capital ($3 million). Non-sustaining capital of $25 million includes expansion/ramp-up development ($14 million), fixed and mobile equipment ($6 million), resource drilling ($3 million) and other non-sustaining capital ($2 million).

In the fourth quarter 2019, the Company announced updated production guidance for Westwood based on a preliminary life of mine plan. The guidance incorporated modified mining methods, operational practices and revised productivity assumptions, based on recent operating experience at the mine. A life of mine plan and accompanying National Instrument 43-101 technical report is expected to be completed in the second quarter 2020.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2019

DISCONTINUED OPERATIONS

Mali – Sadiola Mine (IAMGOLD interest – 41%)

Summarized Results 41% Basis

	Three months ended			Years ended
	December 31,			December 31,
	2019	2018	2017	2019	2018	2017
Mine operating statistics
Total material mined (000s t)	—	—	1,175	—	1,134	5,394
Ore milled (000s t)	511	577	529	1,957	2,125	2,062
Head grade (g/t)	0.85	0.83	1.10	0.89	0.89	0.98
Recovery (%)	92	93	94	92	94	94
Attributable gold production - (000s oz)	13	14	18	52	59	63
Attributable gold sales - (000s oz)	12	13	17	52	58	62

Performance measures
Average realized gold price[1] ($/oz)	$1,488	$1,235	$1,276	$1,391	$1,270	$1,260
Total cash costs[1] ($/oz)	$982	$866	$880	$917	$925	$903
All-in sustaining costs[1] ($/oz)	$951	$871	$1,118	$905	$930	$1,014

1 This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

Attributable gold production for the fourth quarter and year ended 2019 was lower by 7% and 12%, respectively, compared to the same prior year periods primarily due to lower throughput. Total cash costs per ounce produced and all-in sustaining costs per ounce sold for the fourth quarter and year ended 2019 primarily consisted of the cost of processing stockpiles.

On December 20, 2019, the Company, together with its joint venture partner, AngloGold Ashanti Limited (“AGA”), entered into an agreement to sell their collective interests in Société d'Exploitation des Mines d'Or de Sadiola S.A. ("Sadiola") to Allied Gold Corp. for a cash consideration of US$105 million. The transaction remains subject to the fulfilment, or waiver, of a number of conditions precedent, including the receipt of certain approvals and releases from the Government of Mali. In addition, upon the fulfillment or waiver of all conditions precedent to the transaction but immediately prior to closing of the transaction ("Closing"), Sadiola will pay a dividend of $15 million pro rata to its shareholders.

As of December 31, 2019, the Sadiola disposal group met the criteria to be classified as held for sale. The Company’s anticipated share of the proceeds was less than the carrying amount of the Company’s investment in and receivable from Sadiola. This was considered by the Company to be an indicator of impairment for both the Sadiola assets and the Company’s investment in and receivable from Sadiola.

As a result, an assessment was performed and an impairment loss of $36.3 million, which is the Company's share of the impairment recognized by Sadiola for the difference between the fair value less cost of disposal ("FVLCD") of Sadiola's net assets and their carrying value, was recognized in Loss from discontinued operations in the Consolidated statements of earnings (loss) for the year ended December 31, 2019. The FVLCD was determined by calculating the fair value of the Company’s share of the consideration receivable from Allied Gold Corp. (level 3 of the fair value hierarchy). The fair value of the consideration comprised of $25.0 million cash receivable upon Closing, $2.5 million cash receivable after Closing, and $12.0 million being the fair value ascribed to the payments contingent on reaching the production milestones. The significant estimates and assumptions used in determining the fair value of the contingent payments were the production profile and discount rate.

An impairment loss of $9.4 million, estimated as the difference between the carrying value of the investment ($38.9 million) and loan receivable ($10.0 million) and the FVLCD, was also recognized in Loss from discontinued operations in the Consolidated statements of earnings (loss) for the year ended December 31, 2019.

The total carrying value of $45.6 million is presented as current assets held for sale in the Consolidated balance sheets.

Mali - Yatela Mine (IAMGOLD interest - 40%)

On February 14, 2019, Sadiola Exploration Limited (SADEX), a subsidiary jointly held by the Company and AngloGold Ashanti Limited, entered into a share purchase agreement with the Government of Mali, whereby SADEX agreed to sell to the Government of Mali its 80% participation in Société d’Exploitation des Mines d’Or de Yatela (Yatela), for a consideration of $1. The transaction remains subject to the fulfillment of a number of conditions precedent, among which the adoption of two laws, confirming the change of status of Yatela to a State Entity, and also the creation of a dedicated state agency, notably in charge of mine rehabilitation and closure. As part of the transaction, and upon its completion, SADEX will make a one-time payment of approximately $18.5 million to the said state agency, in an amount corresponding to the estimated costs of completing the rehabilitation and closure of the Yatela mine, and also financing certain outstanding social programs. Upon completion and this payment being made, SADEX and its affiliated companies will be released of all obligations relating to the Yatela mine, including those relating to rehabilitation, mine closure and the financing of social programs.

As of March 31, 2019, the Yatela disposal group met the criteria to be classified as held for sale. The net carrying value of the investment in Yatela before classification as held for sale was in a liability position of ($13.2 million). A loss of $5.3 million as a result of writing down the carrying amount of the disposal group to its fair value less costs to sell was included in Loss from discontinued operations. The total carrying value of ($18.5 million) is presented as current liabilities held for sale in the Consolidated balance sheets.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2019

Together the Sadiola and Yatela disposal groups are considered a separate geographical area of operation and have therefore been presented as discontinued operations in the Consolidated statement of earnings (loss).

EXPLORATION

The Company was active at brownfield and greenfield exploration projects in nine countries located in West Africa and the Americas.

In 2019, expenditures for exploration and project studies totaled $51.2 million compared to $80.5 million in the prior year, of which $34.5 million was expensed and $16.7 million was capitalized. The Company's accounting policy is to expense exploration costs and capitalize costs of evaluating the technical feasibility and commercial viability of extracting a mineral resource, including those on or adjacent to existing mine sites. The decrease in total exploration and project expenditures reflected the alignment of the planned activities with the self-funding strategy while continuing to advance core exploration programs and key project studies. Drilling activities on active projects and mine sites totaled approximately 272,000 metres for the year, slightly over the 2019 program guidance.

	Three months ended			Years ended
	December 31,			December 31,
($ millions)	2019	2018	2017	2019	2018	2017
Exploration projects - greenfield[1]	$6.2	$7.3	$7.0	$27.7	$31.0	$25.4
Exploration projects - brownfield[2]	5.2	7.2	9.5	19.3	25.8	31.1
Feasibility and other studies[3]	11.4	14.5	16.5	47.0	56.8	56.5
	1.6	7.2	5.3	4.2	23.7	11.5
	$13.0	$21.7	$21.8	$51.2	$80.5	$68.0

1 Exploration projects - greenfield included expenditures related to the Boto Gold Project for the three months and year ended December 31, 2019 of $0.3 million and $2.0 million, respectively (2018 - $1.1 million and $4.9 million; 2017 - $0.2 million and $1.3 million).

2 Exploration projects - brownfield for 2019, 2018 and 2017 excluded expenditures related to Joint Ventures of $nil, $0.2 million and $1.4 million, respectively, and included near-mine exploration and resource development of $9.9 million, $12.6 million and $10.6 million, respectively.

3 Feasibility and other studies included expenditures related to the Boto Gold Project for the three months and year ended December 31, 2019 of $1.5 million and $4.1 million, respectively (2018 - $0.3 million and $3.6 million; 2017 - $0.9 million and $0.9 million).

OUTLOOK

In 2020, planned exploration program spending (excluding project studies) will total $47 million, comprising near mine brownfield and greenfield exploration programs. Brownfield programs will continue to focus on expanding resources along the Saramacca- Brokolonko trend near Rosebel, and at current operations at Essakane. Drilling will also continue to target resource conversion at Westwood and further resource delineation at the nearby Rouyn Gold Project. Greenfield programs continue to focus on resource expansions and evaluation of priority targets at various exploration and development projects including: Côté Gold Project in Ontario, Nelligan Gold and Monster Lake Projects in Quebec, Boto Gold Project in Senegal, Diakha-Siribaya Gold Project in Mali, Pitangui Project in Brazil, and Karita Gold Project in Guinea.

The 2020 resource development and exploration program includes approximately 190,000 to 210,000 metres of diamond and reverse circulation (“RC”) drilling.

($ millions)	Capitalized[1]	Expensed	Total
Exploration projects - greenfield	$—	$26	$26
Exploration projects - brownfield[2]	11	10	21
	$11	$36	$47

1 The 2020 planned spending for capitalized expenditures of $11 million is included in the Company's capital spending guidance of $370 million (±5%).

2 Exploration projects - brownfield include planned near-mine exploration and resource development of $11 million.

DEVELOPMENT PROJECTS

Côté Gold Project, Canada

The Côté Gold Project is a 70:30 joint venture between the operator IAMGOLD and Sumitomo Metal Mining Co., Ltd. ("SMM").

As at December 31, 2019, the Côté Gold Project reported (all figures quoted on a 100% basis) estimated proven and probable mineral reserves of 233.0 million tonnes grading 1.0 g/t Au for 7.3 million contained ounces. Measured and indicated resources (inclusive of reserves) totaled 365.5 million tonnes grading 0.9 g/t Au for 10.2 million contained ounces, and inferred resources totaled 189.6 million tonnes grading 0.6 g/t Au for 3.8 million contained ounces (see news releases dated February 18, 2020).

In January 2019, the Company announced a deferral of the decision to proceed with the construction of the Côté Gold Project (see news release dated January 28, 2019).

During the fourth quarter 2019, de-risking activities continued at the Côté Gold Project, with project engineering now approximately 46% complete. De-risking activities remain within capital expenditure guidance and include geotechnical evaluation and modelling of the proposed tailings management facility, updating the resource block model, and advancing project permitting. In addition, the Company continues to refine and incorporate technology benefits from mine automation.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2019

Throughout 2019, the Company reported assay results from approximately 6,800 metres of diamond drilling completed on the new Gosselin Zone discovery, located approximately 1.5 kilometres northeast of the Côté Gold deposit. Results included the following highlights: 342.5 metres grading 0.98 g/t Au; 412.0 metres grading 1.28 g/t Au (see news release dated July 30, 2019). In the fourth quarter 2019, approximately 1,900 metres of additional diamond drilling was completed to evaluate the new discovery for near- surface mineralized extensions as well as evaluate the continuity of mineralization between the Gosselin and Young-Shannon zones.

In 2020, approximately 14,000 metres of diamond drilling is planned to continue to evaluate the resource potential of this new discovery as well as evaluate other identified targets on the property. In addition, in advance of a construction decision, the Company expects to further de-risk the execution phase of the Project. Capital expenditures of approximately $35 million are planned in 2020, to continue progressing the Early Works phase, including site tree clearing, access road development, advancement of the construction camp facilities, and advancing detailed project engineering.

Boto Gold Project, Senegal

As at December 31, 2019, the Boto Gold Project (on a 100% basis) reported estimated probable mineral reserves totaling 29.0 million tonnes grading 1.7 g/t Au for 1.6 million contained ounces. Indicated resources (inclusive of reserves) totaled 40.6 million tonnes grading 1.6 g/t Au for 2.0 million contained ounces and inferred resources totaled 8.2 million tonnes grading 1.8 g/t Au for 469,000 contained ounces (see news releases dated January 13, 2020 and February 18, 2020).

During the fourth quarter 2019, the Company continued to optimize the design elements of the Boto Gold Project while also maintaining stakeholder engagement. The drilling program undertaken during the year included further resource delineation and evaluation of potential resource expansions adjacent to the Malikoundi design pit, as well as condemnation drilling of proposed infrastructure sites. In the fourth quarter, drilling activities resumed with approximately 1,200 metres of diamond drilling completed to target the conversion of inferred resources to an indicated category.

Subsequent to the quarter, the Company announced that the Government of the Republic of Senegal approved the exploitation permit application for the Boto Gold Project for an initial period of 20 years. The receipt of the mining permit positions the Project for a development decision and eventual production. The Company also released the results of various development and operating optimizations undertaken since the completion of the 2018 Feasibility Study. The optimized study contemplates an operation that is expected to produce an average of 160,000 ounces of gold per year during the first six years of operations, averaging 130,000 ounces of gold per year at all-in sustaining costs of $842 per ounce sold over a mine life of approximately 11 years. With expected initial capital expenditures of $271 million, the Project has an after-tax net present value (using a 6% discount rate) of $219 million using a gold price assumption of $1,350 per ounce (see news releases dated October 22, 2018 and January 13, 2020).

In 2020, exploration efforts will continue to focus on delineation drilling aimed at converting and upgrading inferred resources as well as continued exploration to expand existing resources or discover new zones of mineralization within the exploitation permit. In addition, in advance of a construction decision, the Company expects capital expenditures of approximately $30 million in 2020 to further de-risk the Project with activities primarily focused on road and camp construction and advancing project engineering.

Transfer from Exploration and evaluation assets to Property, plant and equipment - Construction in progress

Upon receipt of an approved exploitation permit application from the Government of the Republic of Senegal in the fourth quarter 2019, the Boto Gold Project was determined to have achieved technical feasibility and commercial viability. Costs capitalized to the Boto Gold Project were transferred from Exploration and evaluation assets to Property, plant and equipment - Construction in progress.

BROWNFIELD EXPLORATION PROJECTS

The Company's mine and regional exploration teams continued to conduct systematic brownfield exploration and resource development work during 2019 at the Essakane, Rosebel and Westwood operations.

Essakane, Burkina Faso

As at December 31, 2019, the Company reported total attributable proven and probable reserves at Essakane, including heap leach reserves, of 112.2 million tonnes grading 1.0 g/t Au for 3.4 million contained ounces. Total attributable measured and indicated mineral resources (inclusive of reserves) totaled 135.6 million tonnes grading 1.0 g/t Au for 4.2 million contained ounces and attributable inferred resources totaled 11.3 million tonnes grading 1.1 g/t Au for 401,000 contained ounces. At the nearby Gossey satellite deposit, located approximately 15 kilometres northwest of the Essakane operation, attributable indicated mineral resources totaled 9.4 million tonnes grading 0.9 g/t Au for 262,000 contained ounces and inferred mineral resources totaled 2.6 million tonnes grading 0.9 g/t Au for 77,000 contained ounces (see news release dated February 18, 2020).

During the fourth quarter 2019, the Company announced the results of the Carbon-In-Leach ("CIL") and Heap Leach feasibility study which supported an investment to optimize the mill and increase CIL plant capacity while postponing heap leach operations until the end of Essakane’s mine life (see news release dated November 6, 2019).

During 2019, approximately 16,500 metres of reverse circulation and diamond drilling were completed on the mine lease and surrounding exploration concessions. Drilling was focused on resource expansion and conversion in an effort to replace depletion from mining activities and support the feasibility study at the Essakane Main Zone (“EMZ”), as well as to evaluate the resource potential of soft oxide mineralization southeast of the EMZ and at the Tassiri satellite prospect.

During the fourth quarter 2019, approximately 1,800 metres of RC drilling were completed with a primary focus on condemnation drilling at Falagountou.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2019

In 2020, approximately 8,500 metres of diamond and reverse circulation drilling is planned to target resource expansions and continue to explore high priority exploration targets on the mine lease and surrounding exploration concessions.

Rosebel, Suriname

As at December 31, 2019, the Company reported total estimated attributable proven and probable mineral reserves at Rosebel, including the Saramacca deposit, of 133.2 million tonnes grading 1.0 g/t Au for 4.4 million contained ounces. Total attributable measured and indicated resources (inclusive of reserves) totaled 286.7 million tonnes grading 1.0 g/t Au for 8.9 million contained ounces and attributable inferred resources totaled 68.8 million tonnes grading 0.9 g/t Au for 1.9 million contained ounces (see news release dated February 18, 2020).

During 2019, the Company completed approximately 70,000 metres of diamond and RC drilling focused on evaluating potential resource expansions in the vicinity of existing operations. In the fourth quarter 2019, approximately 30,000 metres of diamond and RC drilling were completed which continued to focus on testing mineralization both along strike and below the current Saramacca reserve pit design. In addition, grade control and infill drilling program was completed on the Saramacca deposit, as well as the Rosebel, J Zone, and Pay Caro pits. Drilling also resumed on selected targets of the Brokolonko concession situated along the general Saramacca trend. Throughout 2019, the Company reported results from drilling focused on testing the underground potential of Saramacca, which included the following highlights: 21.0 metres grading 6.05 g/t Au; 22.7 metres grading 8.54 g/t Au; 24.0 metres grading 9.67 g/t Au (see news release dated August 7, 2019).

In 2020, approximately 55,000 metres of diamond and reverse circulation drilling is planned to improve resource confidence, target resource expansions and continue to explore high priority exploration targets on the mine lease and surrounding exploration concessions.

Westwood, Canada

As at December 31, 2019, the Company reported total estimated attributable proven and probable mineral reserves at Westwood of 5.3 million tonnes grading 7.0 g/t Au for 1.2 million contained ounces. Total attributable measured and indicated resources (inclusive of reserves) totaled 5.1 million tonnes grading 9.0 g/tAu for 1.5 million contained ounces and attributable inferred resources totaled 6.2 million tonnes grading 8.6 g/t Au for 1.7 million contained ounces (see news release dated February 18, 2020).

During the fourth quarter 2019, underground excavation totaled 1,522 metres of lateral development for a total of 7,533 metres in 2019. In addition, approximately 20,000 metres of resource development diamond and RC drilling and approximately 1,600 metres of geotechnical drilling were completed in the fourth quarter for a total of approximately 73,000 metres of diamond and RC drilling in 2019. The diamond drilling program focused on infilling known mineralized zones as well as resource definition drilling in areas to be mined.

In 2020, approximately 56,000 metres of diamond and RC drilling are planned that will continue to focus of resource definition and development.

GREENFIELD EXPLORATION PROJECTS

In addition to the near-mine and brownfield exploration programs described above, the Company conducted active exploration and drilling programs on a number of early to advanced stage greenfield exploration projects during 2019. Highlights included:

Diakha-Siribaya, Mali

As at December 31, 2019, the Company reported (on a 100% basis) indicated mineral resources of 18.0 million tonnes grading 1.3 g/t Au for 744,000 contained ounces, and inferred resources of 23.2 million tonnes grading 1.6 g/t Au for 1.2 million contained ounces (see news release dated February 18, 2020).

Following the announcement of an updated mineral resource estimate in the first quarter 2019, a total of approximately 7,000 metres of diamond and RC drilling were completed prior to the onset of the rainy season during the third quarter. The purpose of the 2019 drill program was to selectively infill and expand resources at the Diakha deposit and test other high priority exploration targets.

The 2020 exploration program will continue to focus on testing for additional resource expansions at Diakha under shallow cover to the south and along strike. In addition, the program will aim to explore new targets within a 20-kilometre radius of Diakha, testing selected geochemical and geophysical targets.

Karita, Guinea

The Karita Gold Project is wholly owned by IAMGOLD and was acquired in 2017 as a granted exploration permit that covers approximately 100 square kilometres, located in Guinea between the Company's Boto Gold Project in Senegal to the north, and its Diakha-Siribaya Gold Project in Mali to the south.

During 2019, a first pass drilling program totaling approximately 1,800 metres of RC drilling was completed ahead of the rainy season to follow up on a previously identified termite mound geochemical anomaly interpreted to be a possible extension of the mineralized trend between the Boto and Diakha deposits. The Company announced assay results from the drilling program which confirmed a new discovery of mineralization along this portion of the Senegal-Mali Shear Zone and included the following highlights:

29.0 metres grading 2.96 g/t Au; 21.0 metres grading 9.01 g/t Au; and 16.0 metres grading 3.17 g/t Au (see news release dated October 2, 2019).

In 2020, a diamond and RC drill program totaling approximately 10,000 metres is planned and will focus on infill and step-out drilling to continue to delineate and develop the resource potential of this new discovery.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2019

Pitangui, Brazil

As at December 31, 2019, the Company reported (on a 100% basis) indicated mineral resources at the São Sebastião deposit of 3.3 million tonnes grading 4.4 g/t Au for 470,000 contained ounces; and inferred resources of 3.6 million tonnes grading 3.8 g/t Au for 433,000 contained ounces (see news release dated February 18, 2020).

Throughout 2019, approximately 12,300 metres of diamond drilling were completed to evaluate potential extensions of the São Sebastião deposit and test other targets on the property.

The 2020 exploration program totaling approximately 7,500 metres will continue to evaluate targeted resource expansions at depth and evaluate various exploration targets located on the large property position.

Monster Lake Joint Venture, Canada

The Monster Lake Project, located 50 kilometres southwest of Chibougamau, Quebec, is held under an earn-in option to joint venture agreement with TomaGold Corporation. During the fourth quarter, the Company provided notice that it had met its expenditure commitments under the terms of the earn-in option agreement, to increase its undivided interest in the Project to 75%.

As at December 31, 2019, the Company reported (on a 100% basis) inferred mineral resources of 1.1 million tonnes grading 12.1 g/t Au for 433,300 contained ounces, assuming an underground mining scenario (see news releases dated March 28, 2018 and February 18, 2020).

During 2019, the Company completed a 5,300-metre winter drilling program and reported assay results which included the following highlights: 0.8 metres grading 357.0 g/t Au; 0.5 metres grading 133.0 g/t Au (see news release dated July 23, 2019). The objective of the 2019 program was to target selected areas to discover additional zones of mineralization with potential to increase the total mineral resources on the property.

The 2020 exploration program will continue to evaluate the +4 kilometres long structural corridor hosting the 325-Megane zone for additional zones of mineralization. Priority will be put on the Annie Shear Zone to extend mineralization intersected during 2019.

Nelligan Joint Venture, Canada

The Nelligan Gold Project, located approximately 15 kilometres south of the Monster Lake Project in the Chapais - Chibougamau area in Quebec, is held under an earn-in option to joint venture agreement with Vanstar Mining Resources Inc.. During the fourth quarter, the Company announced that it exercised its option to increase its undivided interest by a further 24% and now holds an aggregate undivided interest of 75% in the Project (see news release dated December 11, 2019). In addition, during the fourth quarter 2019, the Company announced an initial resource (see news release dated October 22, 2019) and filed the supporting National Instrument 43-101 Technical Report (see news release dated December 4, 2019). The Nelligan Gold Project was also awarded the “Discovery of the Year” by the Association de l'Exploration Minière du Québec ("AEMQ") at its XPLOR 2019 Reconnaissance Gala (see news release dated October 25, 2019).

As at December 31, 2019, the Company reported (on a 100% basis) inferred mineral resources of 97.0 million tonnes grading 1.0 g/t Au for 3.2 million contained ounces (see news releases dated October 22, 2019 and February 18, 2020).

During 2019, the Company completed approximately 17,500 metres of diamond drilling designed to infill and further test continuity of mineralization associated with the Renard Zone. These results, combined with past results, were used to complete the 2019 initial resource estimate in accordance with NI 43-101. In addition, the Company completed summer mapping and soil sampling programs to enhance its understanding of the mineral potential on the property. Assay results from the 2019 drilling program were reported throughout the year, with highlights including: 4.04 g/t Au over 16.7 metres; 2.22 g/t Au over 28.4 metres; 5.50 g/t Au over 17.3 metres; 1.82 g/t Au over 50.2 metres; and 1.26 g/t Au over 123.7 metres (see news releases dated May 30 and August 13, 2019).

In 2020, additional metallurgical tests will be completed to help refine the proposed process flow sheet. The Company also expects to drill approximately 8,000 metres of diamond drilling at Nelligan focused on infill drilling to improve resource classification as well as step-out drilling to evaluate potential resource extensions at depth and along strike. Regional exploration will also continue to define and evaluate other priority targets on the property.

Rouyn Option, Canada

In the fourth quarter 2018, the Company entered into an option purchase agreement with Yorbeau Resources Inc. (“Yorbeau”) for the Rouyn Gold Project, located near the city of Rouyn-Noranda in Quebec. Under the terms of the purchase agreement, the Company can acquire a 100% interest in the Project by making scheduled cash payments totaling C$4 million and completing exploration expenditures totaling C$9 million over a four year period. By the end of the expenditure period, the Company must complete a resource estimate in accordance with NI 43-101, after which the Company, at its election, can purchase a 100% interest in the Project, subject to a 2% net smelter return, by paying Yorbeau the lesser of C$15 per resource ounce or C$30 million.

During 2019, approximately 20,000 metres of diamond drilling were completed to infill a portion of the Lac Gamble zone as well as to test selected exploration targets in the area of the historic Astoria deposit, located approximately 1 kilometre to the east of Lac Gamble zone. Assay results from the 2019 drilling program at Lac Gamble were reported throughout the year, with highlights including: 29.7 metres grading 8.96 g/t Au including 11.1 metres grading 17.49 g/t Au; 23.4 metres grading 6.08 g/t Au including 8.1 metres grading 13.25 g/t Au; and 10.05 metres grading 6.59 g/t Au (see news releases dated May 23, June 12, and July 31, 2019).

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2019

In 2020, the Company expects to complete approximately 14,000 metres of diamond drilling to further define and delineate the Lac Gamble zone, including infill drilling to upgrade resources to support a future resource estimation. The program will also continue to evaluate the resource potential at the nearby Astoria and other satellite targets.

Eastern Borosi Joint Venture, Nicaragua

The 176-square-kilometre Eastern Borosi Project is located in the Golden Triangle of Northeast Nicaragua and is held under an earn-in option to joint venture agreement with Calibre Mining Corporation (“Calibre”). The Company currently holds an initial 51% interest in the Project and has exercised its right to enter the second option to earn up to a 70% interest in the Project.

As at December 31, 2019, the Company reported (on a 100% basis) underground inferred mineral resources of 3.2 million tonnes grading 6.03 g/t Au and 104 g/t Ag for 624,000 ounces of contained gold and 10,758,500 ounces of contained silver, respectively; and open pit inferred mineral resources of 1.2 million tonnes grading 1.98 g/t Au and 16 g/t Ag, for 76,500 ounces of contained gold and 601,000 ounces of contained silver, respectively (see news releases dated April 3, 2018 and February 18, 2020).

During 2019, the Joint Venture completed approximately 5,500 metres of diamond drilling to continue to test selected vein structures for extensions to mineralization.

OTHER

Loma Larga (formerly Quimsacocha), Ecuador

The Company, through its 35.6% equity ownership interest in INV Metals Inc. ("INV Metals”), has an indirect interest in the Loma Larga gold, silver and copper project in southern Ecuador. During the fourth quarter 2018, INV Metals announced the results of a feasibility study supporting the proposed development of an underground mine with an anticipated average annual production of 227,000 gold equivalent ounces over a 12-year mine life with an after-tax internal rate of return of 24.7%, payback period of 2.6 years and an after-tax net present value of $356 million (see INV Metals' news release dated November 29, 2018).

In 2019, INV Metals commenced engineering work to study the relocation of the proposed tailings management facility, reviewed project optimizations, continued stakeholder engagement, advanced project environmental permitting and advanced financing discussions.

The Company participated in INV Metals' common shares public equity offering during the first quarter 2019 to acquire an additional

1.6 million common shares at a price of C$0.65 per share for an aggregate amount of $0.8 million (C$1.1 million), to maintain a 35.6% ownership interest in INV Metals. The Company further participated in INV Metals' private placement of common shares during the fourth quarter 2019 to acquire an additional 13.9 million common shares of INV Metals at a price of C$0.40 per share for an aggregate amount of $4.2 million (C$5.6 million) to maintain a 35.6% ownership interest in INV Metals.

	2019				2018
($ millions, except where noted)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenues	$293.4	$274.4	$246.5	$251.0	$274.3	$244.8	$277.4	$314.5
Net earnings (loss) from continuing operations[1,2]	$(291.1)	$(8.4)	$(18.5)	$(40.7)	$(37.3)	$(12.7)	$(15.4)	$42.5
Net earnings (loss) from discontinued operations	$(50.1)	$7.2	$4.2	$(0.6)	$4.7	$3.7	$(8.8)	$3.6
Net earnings (loss) attributable to equity holders of IAMGOLD	$(353.9)	$(3.0)	$(14.4)	$(41.3)	$(34.8)	$(9.5)	$(26.2)	$42.3
Basic and diluted earnings (loss) attributable to equity holders of IAMGOLD ($/share)	$(0.76)	$(0.01)	$(0.03)	$(0.09)	$(0.07)	$(0.02)	$(0.06)	$0.09

1 In the first quarter 2018, Net earnings from continuing operations were higher primarily due to higher gross profit.

2 In the fourth quarter 2019, Net loss from continuing operations was higher primarily due to impairment charges, net of reversal.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2019

FINANCIAL CONDITION

IMPAIRMENT CHARGES, NET OF REVERSAL

The company performs impairment testing for its Property, plant and equipment and Exploration and evaluation assets when indications of potential impairment or reversal of previously recognized impairment are identified.

Doyon Cash Generating Unit

The Company studied various design approaches to Westwood and developed a preliminary life of mine plan in the fourth quarter 2019. The preliminary life of mine plan incorporated modified mining methods, operational practices and revised productivity assumptions, based on recent operating experience at the mine. The preliminary life of mine plan is not a National Instrument 43-101 technical report, but management's best estimate as at December 31, 2019. The Company continues to work with experts in seismically active, narrow vein underground mines in order to develop the updated mining and development plan for Westwood. The Company plans to complete an updated life of mine plan and technical report for Westwood in accordance with National Instrument 43-101 in the second quarter 2020. The measurable decrease in Westwood's estimated future cash flows anticipated in the preliminary life of mine plan, was considered to be an indicator of impairment for the Doyon CGU.

As a result, an assessment was performed for the Doyon CGU, and it was determined that the carrying amount exceeded its recoverable amount of $117.0 million. This resulted in an impairment charge of $395.0 million being recognized in the Consolidated statements of earnings (loss).

Essakane Cash Generating Unit

As a result of the continued increase in the spot price of gold and the significant increase in analyst consensus for future gold prices, the Company increased its short-term and long-term gold price estimates as at December 31, 2019, which was considered to be an indicator of reversal of previously recognized impairment, as the gold price represented a significant change in the key inputs used to determine the Essakane CGU’s recoverable amount.

As a result, an assessment was performed for the Essakane CGU, and it was determined that the recoverable amount of $774.0 million exceeded its carrying amount. This resulted in a $122.0 million reversal of the previous impairment charge recorded in 2013 being recognized in the Consolidated statements of earnings (loss).

Sadiola Cash Generating Unit

On December 20, 2019, the Company, together with its joint venture partner, AngloGold Ashanti Limited (“AGA”), entered into an agreement to sell their collective interests in Société d'Exploitation des Mines d'Or de Sadiola S.A. ("Sadiola") to Allied Gold Corp. for a cash consideration of US$105 million. The Company’s anticipated share of the proceeds was less than the carrying amount of the Company’s investment in and receivable from Sadiola. This was considered by the Company to be an indicator of impairment for both the Sadiola assets and the Company’s investment in and receivable from Sadiola.

As a result, an assessment was performed and an impairment loss of $36.3 million, the Company's share of the impairment recognized by Sadiola for the difference between the fair value less cost of disposal ("FVLCD") of Sadiola's net assets and their carrying value, was recognized in Loss from discontinued operations in the Consolidated statements of earnings (loss) for the year ended December 31, 2019. The FVLCD was determined by calculating the fair value of the Company’s share of the consideration receivable from Allied Gold Corp. (level 3 of the fair value hierarchy). The fair value of the consideration comprised of $25.0 million cash receivable upon Closing, $2.5 million cash receivable after Closing, and $12.0 million being the fair value ascribed to the payments contingent on reaching the production milestones. The significant estimates and assumptions used in determining the fair value of the contingent payments were the production profile and discount rate.

An impairment loss of $9.4 million, estimated as the difference between the carrying value of the investment ($38.9 million) and loan receivable ($10.0 million) and the FVLCD, was also recognized in Loss from discontinued operations in the Consolidated statements of earnings (loss) for the year ended December 31, 2019.

LIQUIDITY AND CAPITAL RESOURCES

As at December 31, 2019, the Company had $836.7 million in cash, cash equivalents and short-term investments.

As at December 31, 2019, the Company had $28.1 million of restricted cash to guarantee the environmental indemnities related to the Essakane mine.

As at December 31, 2019, the Company had C$198.9 million ($153.4 million) of uncollateralized surety bonds to guarantee the environmental indemnities related to the Doyon division and the Côté Gold Project, up C$16.4 million ($19.7 million) compared to December 31, 2018. The increase was primarily due to higher collateral requirements in the first quarter 2019 pursuant to the closure plan for the Westwood mine approved by the Government of Quebec in the first quarter 2018.

As at December 31, 2019, the Company had short-term investments of $6.1 million.

Working capital as at December 31, 2019, was $997.0 million, up $137.3 million compared to December 31, 2018. The increase was due to higher current assets ($176.1 million), partially offset by higher current liabilities ($38.8 million).

Current assets as at December 31, 2019 were $1,263.0 million, up $176.1 million compared to December 31, 2018. The increase was primarily due to higher cash and cash equivalents ($215.5 million), assets classified as held for sale related to Sadiola ($45.6 million) and inventories ($33.8 million), partially offset by lower short-term investments ($112.9 million).

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2019

Current liabilities as at December 31, 2019 were $266 million, up $38.8 million compared to December 31, 2018. The increase was primarily due to liabilities classified as held for sale related to Yatela ($18.5 million), higher accounts payable and accrued liabilities ($15.9 million) and current portion of leases ($11.2 million), partially offset by lower other liabilities ($4.6 million).

Working Capital	December 31, 2019	December 31, 2018	December 31, 2017
Working capital[1] ($ millions)	$997.0	$859.7	$929.9
Current working capital ratio[2]	4.7	4.8	5.0

1 Working capital is defined as current assets less current liabilities.

2 Current working capital ratio is defined as current assets divided by current liabilities.

On March 16, 2017, the Company issued at face value $400 million of Notes due in 2025 with an interest rate of 7% per annum. The Notes are denominated in U.S. dollars and mature on April 15, 2025. Interest is payable in arrears in equal semi-annual installments on April 15 and October 15 of each year, beginning on October 15, 2017. The Notes are guaranteed by some of the Company's subsidiaries.

The Company incurred transaction costs of $6.4 million which have been capitalized and offset against the carrying amount of the Notes within Long-term debt in the Consolidated balance sheet and are being amortized using the effective interest rate method.

On November 15, 2018, the Company amended its $250 million credit facility. These amendments included, amongst other things, increasing the credit facility to $500 million, extending the maturity to January 31, 2023, an option to increase commitments by $100 million, the ability to enter into leases of up to $250 million, the ability to enter into gold prepaid transaction(s) of no more than 225,000 ounces, and changes to the financial covenants, including the elimination of the Minimum Tangible Net Worth covenant. The Company was in compliance with its credit facility covenants as at December 31, 2019.

As at December 31, 2019, the Company had letters of credit in the amount of $0.4 million issued under the credit facility, to guarantee certain environmental indemnities.

On January 15, 2019, the Company entered into a forward gold sale arrangement ("Arrangement") with a syndicate of banks and received a cash prepayment of $169.8 million in December 2019 in exchange for delivering 150,000 ounces of gold in 2022, with a gold floor price of $1,300 per ounce and a cap price of $1,500 per ounce, to provide additional financial flexibility as it executes its growth strategy. The cost of the Arrangement is 5.38% per annum.

On June 27, 2019, the Company executed a €20.5 million ($23.3 million) loan agreement with Caterpillar Financial Services Corporation ("Equipment Loan") with an interest rate of 5.23% per annum.The Equipment Loan, secured by certain mobile equipment at Essakane, matures on June 27, 2024 and is repayable in quarterly installments starting September 27, 2019. The Company incurred transaction costs of $0.3 million which have been capitalized and offset against the carrying amount of the Equipment Loan within Long-term debt in the Consolidated balance sheets and are being amortized using the effective interest rate method. The loan is carried at amortized cost on the Consolidated balance sheets.

CONTRACTUAL OBLIGATIONS

Contractual obligations as at December 31, 2019 were $1,154.0 million, primarily comprising contractual cash flows on long-term debt, purchase obligations, capital expenditure obligations and lease obligations. Management believes these obligations will be met through available cash resources and net cash from operating activities.

	Payments due by period
As at December 31, 2019	Total	<1 yr	1-2 yrs	3-4 yrs	>4 yrs
Long-term debt	$577.3	$33.6	$66.5	$63.2	$414.0
Purchase obligations	124.4	119.2	3.3	1.1	0.8
Capital expenditure obligations	42.0	34.6	7.4	—	—
Lease obligations	65.2	16.2	27.8	19.3	1.9
Total contractual obligations	808.9	203.6	105.0	83.6	416.7
Asset retirement obligations	345.1	4.8	18.3	26.5	295.5
	$1,154.0	$208.4	$123.3	$110.1	$712.2

The Company also uses derivative contracts to hedge for risk management purposes. Details of these contracts are included in the Market Risk section below - Summary of Hedge Portfolio.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2019

CASH FLOW

	Three months ended			Years ended
	December 31,			December 31,
($ millions)	2019	2018	2017	2019	2018	2017
Net cash from (used in) per consolidated financial
statements:
Operating activities	$262.5	$23.1	$65.2	$363.0	$191.1	$295.3
Investing activities	(62.8)	2.4	19.7	(149.8)	(224.9)	(177.4)
Financing activities	(7.4)	(3.2)	(4.5)	0.8	(10.5)	(117.2)
Effects of exchange rate fluctuation on cash and cash	4.3	(3.1)	0.1	1.5	(4.7)	11.4
equivalents
Increase (decrease) in cash and cash equivalents	196.6	19.2	80.5	215.5	(49.0)	12.1
Cash and cash equivalents, beginning of the year	634.0	595.9	583.6	615.1	664.1	652.0
Cash and cash equivalents, end of the year	$830.6	$615.1	$664.1	$830.6	$615.1	$664.1

OPERATING ACTIVITIES

Net cash from operating activities for 2019 was $363.0 million, up $171.9 million from the prior year. The increase was primarily due to proceeds received from the forward gold sale arrangement ($169.8 million) and lower movements in non-cash working capital items ($93.1 million), partially offset by lower earnings after non-cash adjustments ($93.7 million).

INVESTING ACTIVITIES

Net cash used in investing activities for 2019 was $149.8 million, down $75.1 million from the prior year. The decrease was primarily due to higher disposal of short-term investments ($107.5 million), lower spending on exploration and evaluation assets ($39.2 million) and property, plant and equipment assets ($9.1 million). The prior year investing activities also included a portion of the net proceeds from sale of a 30% interest in the Côté Gold Project ($92.1 million) and spending for the acquisition of Saramacca assets ($8.2 million).

FINANCING ACTIVITIES

Net cash generated from financing activities for 2019 was $0.8 million, up $11.3 million from the prior year. The increase was primarily due to proceeds received from the Equipment Loan ($23.3 million), partially offset by higher interest paid ($6.8 million) and higher payments on lease obligations ($5.6 million).

MARKET RISK

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. For hedging activities, it is the risk that the fair value of a derivative might be adversely affected by a change in underlying commodity prices or currency exchange rates and that this in turn affects the Company’s financial condition. The Company mitigates market risk by establishing and monitoring parameters which limit the types of hedging structures that can be executed. The Company also establishes trading agreements with counterparties under which there is no requirement to post any collateral or make any margin calls on derivatives. Counterparties cannot require settlement solely because of an adverse change in the fair value of a derivative.

CURRENCY EXCHANGE RATE RISK

The Company’s functional currency is the U.S. dollar which creates currency exchange risk exposure primarily associated with its expenditures denominated in Canadian dollars and euros. To manage this risk, the Company uses various hedging strategies, including selling a portion of its gold in euros to create a natural off-set to the exposure, and derivative contracts such as forwards or options. Option contracts can be combined through the use of put option contracts and call option contracts (collar structure), within a range of expiry dates and strike prices. If, on the expiry dates:

• the spot price of the currency is within the strike price range of these executed collar contracts, the options would not be exercised and the Company would purchase the required amount of the currency at the prevailing market price;

• the spot price of the currency is above the call strike price of the options purchased, the Company would exercise the call option contracts and purchase the required amount of the currency at prices more favourable than the prevailing market price;

• the spot price of the currency is below the put strike price of the options sold, the Company would be obligated to settle the put option contracts and purchase the required amount of the currency at prices less favourable than the prevailing market price.

OIL CONTRACTS AND FUEL MARKET PRICE RISK

Brent and West Texas Intermediate (“WTI”) are components of diesel and fuel oil which are among the key inputs impacting the Company’s costs. To manage the risk associated with the fluctuation in the costs of these commodities, the Company uses various hedging strategies, such as the use of call option contracts. Option contracts can also be combined through the use of put option contracts and call option contracts (collar structure), within a range of expiry dates and strike prices. If, on the expiry dates:

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2019

• the average oil spot price for the month is within the strike price range of these executed collar contracts, the options would not be exercised;

• the average oil spot price for the month is above the call strike price of the options purchased, the Company would exercise the call option contracts at prices more favourable than the prevailing market price;

• the average oil spot price for the month is below the put strike price of the options sold, the Company would be obligated to settle the put option contracts at prices less favourable than the prevailing market price.

SUMMARY OF HEDGE PORTFOLIO

At December 31, 2019, the Company’s hedge portfolio, which included cash held as natural hedges and derivative contracts, was as follows:

	2020	2021	2022	2023
Foreign Currency
Canadian dollar contracts (millions of C$)	186
Rate range[1] ($/C$)	1.30 - 1.36
Hedge ratio	50%

Commodities[2]
Brent oil contracts (barrels)[3]	573	588	420
Contract price range ($/barrel of crude oil)	50 - 65	54 - 65	53 - 65
Hedge ratio	77%	81%	61%
WTI oil contracts (barrels)[3]	489	456	348	348
Contract price range ($/barrel of crude oil)	43 - 60	46 - 62	45 - 62	47 - 60
Hedge ratio	92%	72%	57%	51%

1 The Company executed Canadian dollar collar options, which consist of Canadian dollar call and put options. The strike prices for the call options are C$1.30. The strike prices for the put options are C$1.36. The Company will recognize a gain from the difference between a lower market price and the Canadian dollar call strike price. The Company will incur a loss from the difference between a higher market price and the Canadian dollar put strike price.

2 The Company executed Brent and WTI collar options, which consist of Brent and WTI put and call options with strike prices within the given range in 2020 through 2023. The Company will incur a loss from the difference between a lower market price and the put strike price. The Company will recognize a gain from the difference between a higher market price and the call strike price.

3 Quantities of barrels are in thousands.

RELATED PARTY TRANSACTIONS

RELATED PARTIES

The Company had the following related party transactions included in Receivables and other current assets and in Assets classified as held for sale in the Consolidated balance sheets:

	Years ended December 31,
	2019	2018	2017
Sadiola and Yatela (Non-interest bearing)
Balance, beginning of the year	$0.1	$0.1	$0.2
Advances	0.2	0.3	0.9
Repayments	(0.3)	(0.3)	(1.0)
Balance, end of the year	$—	$0.1	$0.1
Sadiola Sulphide Project (LIBOR plus 2%)
Balance, beginning of the year	$14.0	$36.3	$31.3
Advances	—	0.9	5.0
Repayments	(4.0)	(12.3)	—
Write downs	—	(10.9)	—
Reclassified to assets held for sale	(10.0)	—	—
Balance, end of the year	$—	$14.0	$36.3
Merrex (Non-interest bearing)
Balance, beginning of the year	$—	$—	$1.0
Intercompany elimination on acquisition[1]	—	—	(1.0)
Balance, end of the year	$—	$—	$—

1 As of February 28, 2017, the Company acquired all issued and outstanding common shares of Merrex.

The Company has non-interest bearing receivables from Sadiola and Yatela for certain services rendered. As at December 31, 2019, the outstanding receivable balance was $nil (December 31, 2018 - $0.1 million).

The Company has an interest bearing loan receivable from Sadiola at LIBOR plus 2% for the Sadiola Sulphide Project. The loan was extended in the fourth quarter 2016 and is to be repaid on the earlier of December 31, 2020 or, at such time as Sadiola has sufficient free cash flow. The Company reduced the carrying amount of the loan by $10.9 million in 2018 due to a decrease in the fair value of collateral. The outstanding loan balance was $10.0 million as at December 31, 2019 (December 31, 2018 - $14.0 million) and was reclassified to assets held for sale.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2019

During the year ended December 31, 2019, the Company spent $nil (December 31, 2018 - $0.9 million) to fund the Yatela closure plan. This was recognized as a reduction of the provision for Yatela as a result of the Company equity accounting for the investment. With the reclassification of the investment in Yatela to liabilities held for sale, subsequent funding will reduce the liabilities held for sale.

During the year ended December 31, 2019, the Company received dividends of $2.1 million from Sadiola (December 31, 2018 - $2.1 million). This was recognized as a reduction of the investment in Sadiola as a result of the Company equity accounting for the investment.

Related party transactions are measured at the exchange amount which is the consideration agreed to between the parties.

COMPENSATION OF KEY MANAGEMENT PERSONNEL

Compensation breakdown for key management personnel, comprising of the Company’s directors and executive officers, is as follows:

	Years ended December 31,
	2019	2018	2017
Salaries and other benefits	$5.6	$7.1	$5.4
Share-based payments	5.1	4.4	3.6
	$10.7	$11.5	$9.0

SHAREHOLDERS’ EQUITY

	December 31,	February 18,
Number issued and outstanding (millions)	2019	2020
Common shares	469.0	470.3
Share options	7.5	7.5

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

DISCLOSURE CONTROLS AND PROCEDURES

The Company’s disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is communicated to senior management to allow timely decisions regarding required disclosure. An evaluation of the effectiveness of the Company’s disclosure controls and procedures, as defined under the rules of the Canadian Securities Administration, was conducted as at December 31, 2019 under the supervision of the Company’s Disclosure Committee and with the participation of management. Based on the results of that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as at December 31, 2019 providing reasonable assurance that the information required to be disclosed in the Company’s annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported in accordance with securities legislation.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of consolidated financial statements in compliance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). The Company’s internal control over financial reporting includes policies and procedures that:

• pertain to the maintenance of records that accurately and fairly reflect the transactions of the Company;

• provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with IFRS as issued by the IASB;

• ensure the Company’s receipts and expenditures are made only in accordance with authorization of management and the Company’s directors; and

• provide reasonable assurance regarding prevention or timely detection of unauthorized transactions that could have a material effect on the consolidated financial statements.

An evaluation of the effectiveness of the Company’s internal control over financial reporting, including an evaluation of material changes that may have materially affected or are reasonably likely to have materially affected the internal controls over financial reporting based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, was conducted as of December 31, 2019 by the Company’s management, including the Chief Executive Officer and Chief Financial Officer. Based on this evaluation, management, including the CEO and the CFO, has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2019.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2019

LIMITATIONS OF CONTROLS AND PROCEDURES

The Company’s management, including the Chief Executive Officer and Chief Financial Officer believe that any disclosure controls and procedures and internal controls over financial reporting, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

CRITICAL JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The Company’s management makes judgments in its process of applying the Company’s accounting policies in the preparation of its consolidated financial statements. In addition, the preparation of financial data requires that the Company’s management make assumptions and estimates of effects of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

The critical judgments, estimates and assumptions applied in the preparation of the Company's consolidated financial statements are reflected in note 4 of the Company's audited annual consolidated financial statements for the year ended December 31, 2019.

Qualified Person and Technical information

The technical and scientific information relating to exploration activities disclosed in this document was prepared under the supervision of and verified and reviewed by Craig MacDougall, P.Geo., Senior Vice President, Exploration, IAMGOLD. Mr. MacDougall is a Qualified Person as defined by NI 43-101.

Data verification involves data input and review by senior project geologists at site, scheduled weekly and monthly reporting to senior exploration management and the completion of project site visits by senior exploration management to review the status of ongoing project activities and data underlying reported results. All drilling results for exploration projects or supporting resource and reserve estimates referenced in this MD&A have been previously reported in news release disclosures either by the Company or the project operator as the case may be (see referenced news releases), and have been prepared in accordance with NI 43-101 Standards of Disclosure for Mineral Projects. The sampling and assay data from drilling programs are monitored through the implementation of a quality assurance - quality control (QA-QC) program designed to follow industry best practice. Drill core (HQ and NQ size) samples are selected by the project geologists and sawn in half with a diamond saw at the project site. Half of the core is typically retained at the site for reference purposes. Generally, sample intervals are 1.0 to 1.5 metres in length and reverse circulation holes are sampled at 1.0 metre intervals at the drill rig. Samples are prepared and analyzed at site for the Company's producing mines and at accredited regional laboratories for the Company's exploration projects, using analysis techniques such as standard fire assay with a 50 gram charge; fire assay with gravimetric finish, or LeachWELL rapid cyanide leach with fire assay with a 50 gram charge.

NOTES TO INVESTORS REGARDING THE USE OF RESOURCES

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

This report uses the terms "measured resources" and "indicated resources". The Company advises investors that while those terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission (“the SEC”) does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

This report also uses the term "inferred resources". The Company advises investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Scientific and Technical Disclosure

IAMGOLD is reporting mineral resource and reserve estimates in accordance with the CIM guidelines for the estimation, classification and reporting of resources and reserves.

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. IAMGOLD uses certain terms in this report, such as "measured," "indicated," or "inferred," which may not be consistent with the reserve definitions established by the SEC. U.S. investors are urged to consider closely the disclosure in the IAMGOLD Annual Reports on Forms 40-F. Investors can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml or by contacting the Investor Relations department.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2019

The Canadian Securities Administrators' NI 43-101 requires mining companies to disclose reserves and resources using the subcategories of "proven" reserves, "probable" reserves, "measured" resources, "indicated" resources and "inferred" resources. Mineral resources that are not mineral reserves do not demonstrate economic viability.

A mineral reserve is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allows for losses that may occur when the material is mined. A proven mineral reserve is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. A probable mineral reserve is the economically mineable part of an indicated, and in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study.

A mineral resource is a concentration or occurrence of natural, solid, inorganic material, or natural, solid fossilized organic material including base and precious metals in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity. An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed. An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Investors are cautioned not to assume part or all of an inferred resource exists, or is economically or legally mineable.

A feasibility study is a comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of realistically assumed mining, processing, metallurgical, economic, marketing, legal, environmental, social and governmental considerations together with any other relevant operational factors and detailed financial analysis, that are necessary to demonstrate at the time of reporting that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The confidence level of the study will be higher than that of a Pre-Feasibility Study.

A pre-feasibility study is a comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a preferred mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, is established and an effective method of mineral processing is determined. It includes a financial analysis based on reasonable assumptions on mining, processing, metallurgical, economic, marketing, legal, environmental, social and governmental considerations and the evaluation of any other relevant factors which are sufficient for a qualified person, acting reasonably, to determine if all or part of the Mineral Resource may be classified as a Mineral Reserve.

Gold Technical Information and Qualified Person/Quality Control Notes

The mineral resource estimates contained in this MD&A have been prepared in accordance with NI 43-101 Standards of Disclosure for Mineral Projects and Joint Ore Reserves Committee. The “Qualified Person” responsible for the supervision of the preparation and review of all resource and reserve estimates for IAMGOLD is Lise Chénard, Eng., Director, Mining Geology.

She is a “Qualified Person” for the purposes of NI 43-101 with respect to the mineralization being reported on. The technical information has been included herein with the consent and prior review of the above noted Qualified Person. The Qualified person has verified the data disclosed, and data underlying the information or opinions contained herein.

ADOPTION OF NEW ACCOUNTING STANDARDS AND NEW ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE

For a discussion of new accounting standards adopted and new accounting standards issued but not yet effective that may impact the Company, refer to notes 3 and 5, respectively, of the Company’s audited annual consolidated financial statements as at December 31, 2019.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2019

RISKS AND UNCERTAINTIES

The Company is subject to various business, financial and operational risks which could materially adversely affect the Company’s future business, operations and financial condition and could cause such future business, operations and financial condition to differ materially from the forward-looking statements and information contained in this MD&Aand as described in the Cautionary Statement on Forward-Looking Information found in this document.

IAMGOLD’s vision challenges it to generate superior value for its stakeholders through accountable mining. The Company’s business activities expose it to significant risks due to the nature of mining, exploration and development activities. The ability to manage these risks is a key component of the Company’s business strategy and is supported by a risk management culture and an effective enterprise risk management (“ERM”) approach.

These practices ensure management is forward looking in its assessment of risks. Identification of key risks occurs in the course of business activities, while pursuing business approved strategies and as part of the execution of risk oversight responsibilities at the Management and Board of Directors level.

The Company’s view of risks is not static. An important component of its ERM approach is to ensure key risks which are evolving or emerging are appropriately identified, managed, and incorporated into existing ERM assessment, measurement, monitoring and reporting processes.

The Company is subject to various risks, known and unknown, arising from factors within or outside of its control. This section describes certain of the risks and uncertainties that may have an adverse effect on the Company's business, operations and financial results.

Litigation

The Company is subject to litigation arising in the normal course of business and may be involved in legal disputes or matters with other parties, including governments and their agencies, regulators and members of the Company’s own workforce, which may result in litigation. The causes of potential litigation cannot be known and may arise from, among other things, business activities, including the export of carbon fines to enable the further extraction of gold, employment matters, including compensation issues, environmental, health and safety laws and regulations, tax matters, volatility in the Company’s stock price, failure to comply with disclosure obligations or the presence of illegal miners or labour disruptions at its mine sites.

Regulatory and government agencies may initiate investigations relating to the enforcement of applicable laws or regulations, including in respect of any alleged errors in the measurement and documentation of any quantities of carbon fines exported for processing. Such matters may raise difficult and complicated factual and legal issues and may be subject to uncertainties and complexities, such as triggering additional allegations of wrongdoing under related laws or regulations, for example, customs and exchange control regulations, based on the same facts being initially investigated. The timing of the final resolutions to such matters is uncertain and the Company may incur expenses in defending them and the possible outcomes or resolutions could include adverse judgments, orders or settlements or require the Company to implement corrective measures any of which could require substantial payments and adversely affect its reputation.

In the event of a dispute or matter involving the foreign operations of the Company, the Company may be subject to the exclusive jurisdiction of foreign courts or agencies or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada. The Company's ability to enforce its rights or its potential exposure to the enforcement in Canada or locally of judgments or decisions from foreign courts or agencies could have an adverse effect on its cash flows, earnings, results of operations and financial condition.

Uncertainties in the interpretation and application of laws and regulations in the jurisdictions in which the Company operates may affect the Company’s ability to comply with such laws and regulations, which may increase the risks with respect to the Company’s operations. The courts in West Africa and South America may offer less certainty as to the judicial outcome or a more protracted judicial process than is the case in more established economies. Businesses can become involved in lengthy court cases over simple issues when rulings are not clearly defined, and the poor drafting of laws and excessive delays in the legal process for resolving issues or disputes compound such problems. Accordingly, the Company could face risks such as: (i) effective legal redress in the courts of West Africa being more difficult to obtain, whether in respect of a breach of law or regulation, or in a contract or an ownership dispute, (ii) a higher degree of discretion on the part of governmental authorities and therefore less certainty, (iii) the lack of judicial or administrative guidance on interpreting applicable rules and regulations, (iv) inconsistencies or conflicts between and within various laws, regulations, decrees, orders and resolutions, or (v) relative inexperience of the judiciary and courts in such matters. Enforcement of laws in these countries may depend on and be subject to the interpretation placed upon such laws by the relevant local authority, and such authority may adopt an interpretation of an aspect of local law which differs from the advice that has been given to the Company by local lawyers or even previously by the relevant local authority itself. Furthermore, there is limited relevant case law providing guidance on how courts would interpret such laws and the application of such laws to the Company’s contracts, joint ventures, licenses, license applications or other arrangements. Thus, there can be no assurance that contracts, joint ventures, licenses, license applications or other legal arrangements will not be adversely affected by the actions of government authorities and the enforcement of such arrangements.

The Office of the Attorney General of Burkina Faso commenced proceedings against IAMGOLD Essakane S.A., which owns the Essakane mine, and certain of its employees relating to its practice of exporting carbon fines containing gold and silver from Burkina Faso to a third-party facility in Canada for processing and eventual sale. Upon the sale of the gold and silver extracted from the carbon fines, IAMGOLD Essakane S.A. has paid (and will pay in respect to the 2018 shipment when released) the same royalty as applicable under the Burkina Faso Mining Code to other gold and silver produced by Essakane. The proceedings are in respect of a number of alleged offences by IAMGOLD Essakane S.A. and certain of its employees from 2015 through 2018, and include allegations of misrepresenting the presence of government officials at the time of packaging and weighing, misrepresenting the amounts of gold and silver contained in the carbon fines to be exported by using false moisture rates and non-compliant weighing equipment, and failing to comply with customs and exchange control regulations. The Company completed an internal review and, at this stage, other than in respect of certain notification and other regulatory violations, the Company believes it will be in a position to vigorously defend the various allegations. Moreover, to the extent that any of its estimates in terms of weight, moisture levels or gold and silver contained in such carbon fines may have been inaccurate, the estimates were made in good faith and the total royalty amounts paid to the Government of Burkina Faso in respect of the gold and silver contained in the relevant shipments and processed for IAMGOLD Essakane S.A. at the third-party facility were never the less correct as they were based on the final estimations of gold and silver contained in the carbon fines received by the third-party facility.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2019

Security risks

The Company has operations in foreign countries which may present security risks such as civil unrest, war or terrorism. The Company may be exposed to situations or persons that may pose security threats to personnel and facilities. Loss of life, intellectual property, physical assets and reputation can have a devastating impact on the business and the workforce.

Surrounding communities may affect or threaten the security of the mining operations through the restriction of access of supplies and the workforce to the mine site or the conduct of artisanal and illegal mining at or near the mine sites. Certain of the material properties of the Company may be subject to the rights or asserted rights of various community stakeholders, including aboriginal and indigenous peoples, through legal challenges relating to ownership rights or rights to artisanal mining.

The Company is exposed to artisanal and illegal mining activities in close proximity to its operations that may cause environmental issues and disruptions to its operations and relationships with governments and local communities. Artisanal miners may make use of some or all of the Company's properties. During the year, the Company experienced an incident involving local police and unauthorized artisanal miners within the Rosebel concession resulting in the death of an unauthorized miner. To ensure safety and security of the workforce, mining activities were temporarily suspended which negatively impacted gold production. Existing legislation in Suriname is outdated with respect to the management of illegal miners and this, combined with lax enforcement of the current legislation, has a negative impact on the Company’s operations. It is difficult for the Company to control access to concessions due to the size of the Rosebel mine’s operations and the geographical characteristics and topography of the site. The Saramacca project may be exposed to similar challenges. There has been an increase of terrorist incidents and activities around the world, including in the Sahel area in Africa, in which the Company’s Essakane mine is located. The conflict between the West African armies and the Islamist insurgents in the area are increasingly disrupting businesses and forcing governments to abandon large swathes of territory. As a consequence, the insurgent raids have spread from Sahel countries such as Mali, Niger and Burkina Faso toward the borders with coastal nations. Jihadist activities in Burkina Faso and Mali present a serious security risk to the Company’s Burkinabe and Malian operations and its personnel. In November 2019, an employee transportation convoy of another mining company in Burkina Faso was attacked by terrorists resulting in the death of a number of employees and contractors. A terrorist attack on the Essakane mine’s operations could have a detrimental impact on the Company given the significance of the contribution of the mine to the Company’s revenues and free cash flow. The Essakane mine’s contribution to the Company’s overall 2019 revenue and operating cash flow is expected to be 54 per cent and 48 per cent respectively.

The proximity to the volatile regions increases this threat, in combination with porous borders. In addition, there are artisanal miners operating in the vicinity of the Essakane mine, which also presents challenges for the Company. The Essakane mine is a visible and valuable target to a terrorist organization due to the presence of a high number of employees and expatriates. These security risks have resulted in increased costs for securing the Essakane mine site and protecting its workers and facilities. The Company has undertaken a number of steps to enhance the safety and security of its personnel and assets. These steps include but are not limited to close coordination with the country’s security agencies including the local police and gendarmerie; increasing security measures in the vicinity of the Essakane mine and providing training to employees and contractors.

Environmental and health and safety regulations

The Company's mining and processing operations, as well as exploration activities, are subject to extensive laws and regulations, including, but not limited to, those governing the protection and rehabilitation or remediation of the environment, exploration, mine development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine and worker safety, relations with neighbouring communities, protection of endangered and other special status species and other matters. The possibility of more stringent laws or more rigorous enforcement of existing laws exists in each of these areas, each of which could have a material adverse effect on the Company’s exploration activities, operations and the cost or the viability of a particular project.

Failure to comply with environmental, health or safety legislation may result in the imposition of significant fines and/or penalties, the temporary or permanent suspension of operations or other regulatory sanctions including clean-up costs arising out of contaminated properties, damages, the loss of important permits, or civil suits or criminal charges. Exposure to these liabilities arises not only from the Company’s existing operations, but also from operations that have been closed or sold to third parties. There can be no assurance that the Company will at all times be in compliance with all environmental, health and safety regulations or that steps to achieve compliance would not materially adversely affect its business.

Risks Generally

For a comprehensive discussion of the risks and uncertainties that may have an adverse effect on the Company's business, operations and financial results, refer to the Company’s latest Annual Information Form ("AIF"), filed with Canadian securities regulatory authorities at www.sedar.com, and filed under Form 40-F with the United States Securities Exchange Commission at www.sec.gov/ edgar.html. The AIF, which is filed and viewable on www.sedar.com and www.sec.gov/edgar.html, is available upon request from the Company, and is incorporated by reference into this MD&A.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2019

NON-GAAP1 PERFORMANCE MEASURES

The Company uses certain non-GAAP financial performance measures in its MD&A, which are described in the following section.

NET CASH FROM OPERATING ACTIVITIES INCLUDING DISCONTINUED OPERATIONS BEFORE CHANGES IN WORKING CAPITAL

The Company makes reference to a non-GAAP performance measure for net cash from operating activities including discontinued operations before changes in working capital. Working capital can be volatile due to numerous factors, including a build-up or reduction of inventories. Management believes by excluding these items, this non-GAAP measure provides investors with the ability to better evaluate the cash flow performance of the Company.

Net cash from operating activities including discontinued operations before changes in working capital does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

The following table provides a reconciliation of net cash from operating activities including discontinued operations before changes in working capital to net cash from operating activities including discontinued operations.

	Three months ended			Years ended
	December 31,			December 31,

($ millions, except where noted)	2019	2018	2017	2019	2018	2017
Net cash from operating activities including discontinued
operations	$262.5	$23.1	$65.2	$363.0	$191.1	$295.3
Adjusting items from non-cash working capital items and
non-current ore stockpiles
Receivables and other current assets	(8.4)	10.3	11.9	(12.3)	11.9	1.8
Inventories and non-current ore stockpiles	9.5	27.6	0.7	22.2	87.8	21.3
Accounts payable and accrued liabilities	(37.4)	(5.3)	(9.6)	(5.4)	(2.4)	(24.4)
Net cash from operating activities including discontinued
operations before changes in working capital	$226.2	$55.7	$68.2	$367.5	$288.4	$294.0

GOLD MARGIN

The Company’s MD&A refers to gold margin per ounce, a non-GAAP performance measure, in order to provide investors with information about the measure used by management to monitor the performance of its gold mines. The information allows management to assess how well the gold mines are performing, relative to the plan and to prior periods, as well as assess the overall effectiveness and efficiency of gold operations.

In periods of volatile gold prices, profitability changes with altering cut-off gold grades. Such a decision to alter the cut-off gold grade will typically result in a change to total cash costs per ounce, but it is equally important to recognize gold margins also change at a similar rate. While mining lower-grade ore results in less gold being processed in any given period, over the long-run it allows the Company to optimize the production of profitable gold, thereby maximizing the Company’s total financial returns over the life of the mine to maximize the total value of the asset going forward. At the same time, the site operating teams seek to achieve the best performance in terms of cost per tonne mined, cost per tonne processed and overheads.

Gold margin per ounce does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

	Three months ended			Years ended
	December 31,			December 31,

($/oz of gold)	2019	2018	2017	2019	2018	2017
Average realized gold price[1]	$1,480	$1,233	$1,277	$1,396	$1,270	$1,261
Total cash costs[2,3]	947	797	751	907	793	755
Gold margin	$533	$436	$526	$489	$477	$506

1 Refer to page 35 for calculation.

2 Refer to page 37 for calculation.

3 Consists of Essakane, Rosebel, Westwood and the Joint Ventures on an attributable basis.

__________________________

1 GAAP - Generally accepted accounting principles.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2019

AVERAGE REALIZED GOLD PRICE PER OUNCE SOLD

Average realized gold price per ounce sold is intended to enable management to understand the average realized price of gold sold in each reporting period after removing the impact of non-gold revenues and by-product credits.

Average realized gold price per ounce sold does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

The following table provides a reconciliation of average realized gold price per ounce sold to revenues as per the consolidated financial statements.

	Three months ended			Years ended
	December 31,			December 31,
($ millions, except where noted)	2019	2018	2017	2019	2018	2017
Continuing operations
Revenues	$293.4	$274.3	$291.1	$1,065.3	$1,111.0	$1,094.9
Royalty revenues	—	(0.1)	(0.1)	—	(0.4)	(0.4)
By-product credit and other revenues	(0.9)	(1.0)	(1.4)	(2.4)	(3.7)	(5.1)
Revenues - owner-operator	$292.5	$273.2	$289.6	$1,062.9	$1,106.9	$1,089.4
Sales - owner-operator (000s oz)	198	222	227	761	872	864
Average realized gold price per ounce[1]	$1,480	$1,233	$1,277	$1,397	$1,270	$1,261
- owner-operator ($/oz)
Discontinued operations
Revenues - Joint Ventures	$18.4	$17.6	$23.4	$72.5	$76.5	$82.0
Sales - Joint Ventures (000s oz)	12	14	18	52	60	65
Average realized gold price per ounce[1]	$1,488	$1,235	$1,276	$1,390	$1,270	$1,259
- Joint Ventures ($/oz)

Average realized gold price per ounce[1,2] ($/oz)	$1,480	$1,233	$1,277	$1,396	$1,270	$1,261

1 Average realized gold price per ounce sold may not calculate based on amounts presented in this table due to rounding.

2 Average realized gold price per ounce sold, consists of Essakane, Rosebel, Westwood and the Joint Ventures on an attributable basis.

ADJUSTED NET EARNINGS (LOSS) ATTRIBUTABLE TO EQUITY HOLDERS

Adjusted net earnings (loss) attributable to equity holders of IAMGOLD and adjusted net earnings (loss) attributable to equity holders of IAMGOLD per share are non-GAAP performance measures. Management believes these measures better reflect the Company’s performance for the current period and are better indications of its expected performance in future periods. These measures are used internally by the Company to evaluate the performance of its underlying operations and to assist with its planning and forecasting of future operating results. As such, the Company believes these measures are useful to investors in assessing the Company’s underlying performance. These measures are intended to provide additional information, but are unlikely to be comparable to similar measures presented by other issuers. These measures do not have any standardized meaning prescribed by IFRS, are unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Adjusted net earnings (loss) attributable to equity holders of IAMGOLD represents net earnings (loss) attributable to equity holders excluding certain impacts, net of taxes, such as changes in estimates of asset retirement obligations at closed sites, unrealized (gain) loss on non-hedge derivatives and warrants, impairment charges and reversal of impairment charges, write-down of assets, and foreign exchange (gain) loss. These measures are not necessarily indicative of net earnings (loss) or cash flows as determined under IFRS.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2019

The following table provides a reconciliation of earnings (loss) from continuing operations before income taxes and non-controlling interests as per the Consolidated statements of earnings, to adjusted net earnings (loss) attributable to equity holders of IAMGOLD.

	Three months ended			Years ended
	December 31,			December 31,

($ millions, except where noted)	2019	2018	2017	2019	2018	2017
Earnings (loss) from continuing operations before income taxes and non-controlling interests	$(274.6)	$(19.0)	$8.3	$(328.3)	$15.1	$591.7
Adjusting items:
Impairment charges, net of reversal	275.3	—	—	287.8	—	(524.1)
Changes in estimates of asset retirement obligations at
closed sites	18.8	8.8	8.4	21.0	7.3	7.5
Normalization of costs	—	—	—	29.5	—	0.7
Adjustment to depreciation and write-down of assets	0.6	1.6	0.8	10.7	17.9	6.4
Reversal of stockpile impairment	(15.9)	—	—	(15.6)	—	—
Unrealized gain (loss) on non-hedge derivatives and
warrants	1.5	0.9	2.3	(15.4)	9.1	(3.1)
Foreign exchange (gain) loss	(3.5)	4.1	1.5	4.1	13.6	(7.3)
Restructuring costs	—	—	—	3.2	—	—
Loss on redemption of 6.75% Senior Notes	—	—	—	—	—	20.2
Gain on sale of a 30% interest in the Côté Gold Project	—	—	—	—	—	(19.2)
Other	—	—	—	—	—	4.1
	276.8	15.4	13.0	325.3	47.9	(514.8)
Adjusted earnings (loss) from continuing operations before income taxes and non-controlling interests	2.2	(3.6)	21.3	(3.0)	63.0	76.9
Income taxes	(16.5)	(18.3)	(30.3)	(30.4)	(38.0)	(97.6)
Tax on foreign exchange translation of deferred incometax balances[1]	5.1	3.1	—	3.1	(1.0)	—
Tax impact of adjusting items	25.7	0.2	(9.1)	14.9	(2.2)	42.5
Non-controlling interests	(12.7)	(2.2)	(0.8)	(14.6)	(8.5)	(8.9)
Adjusted net earnings (loss) from continuing operations
attributable to equity holders of IAMGOLD	$3.8	$(20.8)	$(18.9)	$(30.0)	$13.3	$12.9
Adjusted net earnings (loss) from continuing operations
attributable to equity holders of IAMGOLD ($/share)	$0.01	$(0.04)	$(0.04)	$(0.06)	$0.03	$0.03
Including discontinued operations:
Net earnings (loss) from discontinued operations attributable
to equity holders of IAMGOLD, net of tax	$(50.1)	$4.7	$5.1	$(39.3)	$3.2	$16.4
Adjusted items:
Impairment charge included in net loss from investment
in incorporated joint ventures	36.3	—	—	36.3	—	—
Impairment of investment in Sadiola	9.4	—	—	9.4	—	—
Loss on investment in Yatela	—	—	—	5.3	—	—
Write down of loan receivable	—	—	—	—	10.9	—
Retrenchment expense at Joint Venture	—	—	—	—	2.4	—
	$(4.4)	$4.7	$5.1	$11.7	$16.5	$16.4
Adjusted net earnings (loss) including discontinued
operations attributable to equity holders of IAMGOLD	$(0.6)	$(16.1)	$(13.8)	$(18.3)	$29.8	$29.3
Adjusted net earnings (loss) including discontinued
operations attributable to equity holders of IAMGOLD ($/share)	$—	$(0.03)	$(0.03)	$(0.04)	$0.06	$0.06
Basic weighted average number of common shares
outstanding (millions)	468.4	466.6	465.2	468.0	466.5	463.0

1 Adjustment added for periods beginning the first quarter 2018.

After adjusting reported net loss from continuing operations for those items not considered representative of the Company's core business or indicative of future continuing operations, the Company had adjusted net loss from continuing operations in the fourth quarter and year ended 2019 of $3.8 million and $30.0 million, respectively.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2019

TOTAL CASH COSTS PER OUNCE PRODUCED

The Company’s MD&A refers to total cash costs per ounce produced, a non-GAAP performance measure, in order to provide investors with information about a key measure used by management to monitor performance. This information is used to assess how well the producing gold mines are performing compared to plan and prior periods, and also to assess their overall effectiveness and efficiency.

Total cash costs are calculated in accordance with a standard developed by the Gold Institute, which was a worldwide association of gold and gold product suppliers, including leading North American gold producers. Although the Gold Institute ceased operations in 2002, the standard is still an accepted measure of reporting cash costs of gold production in North America. Adoption of the standard is voluntary and the cost measures presented herein may not be comparable to other similarly titled measures of other companies. Costs include mine site operating costs such as mining, processing, administration, royalties, production taxes, and realized derivative gains or losses, exclusive of depreciation, reclamation, capital expenditures and exploration and evaluation costs. These costs are then divided by the Company’s attributable ounces of gold produced by mine sites in commercial production to arrive at the total cash costs per ounce produced.

The measure, along with revenues, is considered to be one of the key indicators of a company’s ability to generate operating earnings and cash flow from its mining operations. Total cash costs does not have any standardized meaning prescribed by IFRS, are unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.

The following table provides a reconciliation of total cash costs per ounce produced for gold mines to cost of sales, excluding depreciation expense as per the consolidated financial statements.

	Three months ended			Years ended
	December 31,			December 31,
($ millions, except where noted)	2019	2018	2017	2019	2018	2017
Continuing operations
Cost of sales[1], excluding depreciation expense	$179.4	$186.1	$181.8	$720.6	$708.7	$676.6
Adjust for:
By-product credit, excluded from cost of sales	(0.9)	(0.4)	(0.6)	(2.4)	(2.2)	(2.9)
Stock movement	(4.1)	4.1	(5.8)	5.2	7.5	3.6
Reversal of stockpile impairment	15.9	—	—	15.9	—	—
Normalization of costs	—	—	—	(20.9)	—	(0.7)
Other mining costs	(9.1)	(7.7)	(9.0)	(25.8)	(26.2)	(26.8)
Cost attributed to non-controlling interests[2]	(12.0)	(11.7)	(10.9)	(48.3)	(44.9)	(43.2)
	(10.2)	(15.7)	(26.3)	(76.3)	(65.8)	(70.0)
Total cash costs - owner-operator	$169.2	$170.4	$155.5	$644.3	$642.9	$606.6
Attributable gold production - owner-operator (000s oz)	179	216	210	710	821	816
Total cash costs[3] - owner-operator ($/oz)	$944	$792	$739	$907	$783	$743
Discontinued operations
Total cash costs - Joint Ventures	$12.5	$13.1	$16.1	$47.3	$55.9	$59.8
Attributable gold production - Joint Ventures (000s oz)	13	15	18	52	61	66
Total cash costs[3] - Joint Ventures ($/oz)	$982	$858	$882	$915	$914	$909

Total cash costs[4]	$181.7	$183.5	$171.6	$691.6	$698.8	$666.4
Total attributable gold production (000s oz)	192	231	228	762	882	882
Total cash costs[3,4] ($/oz)	$947	$797	$751	$907	$793	$755

1 As per note 39 of the Company’s annual consolidated financial statements.

2 Adjustments for the consolidation of Essakane (90%) and Rosebel (95%) to their attributable portion of cost of sales.

3 Total cash costs per ounce produced may not calculate based on amounts presented in this table due to rounding.

4 Consists of Essakane, Rosebel, Westwood and the Joint Ventures on an attributable basis.

ALL-IN SUSTAINING COSTS PER OUNCE SOLD

The Company believes, although relevant, the current total cash costs measure commonly used in the gold industry does not capture the sustaining expenditures incurred in producing gold, therefore, may not present a complete picture of a company’s operating performance or its ability to generate free cash flow from its current operations. For these reasons, members of the World Gold Council (“WGC”) defined an all-in sustaining costs measure which better represents the costs associated with producing gold. The WGC is a non-profit association of the world's leading gold mining companies, established in 1987 to promote the use of gold.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2019

The all-in sustaining costs (“AISC”) per ounce sold measure better meets the needs of analysts, investors and other stakeholders of the Company in assessing its operating performance and its ability to generate free cash flow. The definition of AISC, on an attributable basis, commences with cost of sales, excluding depreciation expense, and includes sustaining capital expenditures, sustaining exploration and evaluation expenses, sustaining lease principal payments, environmental rehabilitation accretion and depreciation, by-product credits, and corporate general and administrative costs. Classified as sustaining capital are expenditures which are required to maintain existing operations, including sustaining capitalized stripping, underground mine development costs relating to producing areas, ongoing replacement of mine equipment and capital spares, tailings and other facilities, capitalized brownfield exploration costs and other capital expenditures.

This measure seeks to represent the cost of selling gold from current operations, and therefore does not include capital expenditures attributable to development projects or mine expansions, greenfield exploration expenses, income tax payments, working capital defined as current assets less current liabilities (except for inventory adjustments), items needed to normalize earnings, interest costs or dividend payments.

Consequently, this measure is not representative of all of the Company’s cash expenditures and is not indicative of the Company’s overall profitability. The calculation of AISC per ounce sold is based on the Company’s attributable interest in sales from its gold mines. The usage of an attributable interest presentation is a fairer and more accurate way to measure economic performance than using a consolidated basis. The Company reports the AISC per ounce sold measure on an attributable sales basis, compared with the Company’s current total cash costs presentation, which is on an attributable production basis.

The Company reports the measure with and without a deduction for by-product credits and reports the measure for its owner- operator mines (includes Essakane, Rosebel, Westwood), and in total (includes owner-operator mines and Joint Ventures).

AISC does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.

	Three months ended			Years ended
	December 31,			December 31,
($ millions, attributable, except where noted)	2019	2018	2017	2019	2018	2017
Continuing operations
AISC - owner-operator
Cost of sales[1], excluding depreciation expense	$167.6	$174.1	$169.8	$671.2	$661.8	$631.0
Sustaining capital expenditures[1]	21.0	48.9	42.0	89.8	158.4	129.0
Sustaining lease principal payments	1.3	—	—	4.5	—	—
By-product credit, excluded from cost of sales	(1.0)	(0.4)	(0.6)	(2.4)	(2.1)	(2.8)
Corporate general and administrative costs[2]	10.6	11.4	12.4	40.6	41.4	39.8
Environmental rehabilitation accretion and depreciation	2.0	1.8	2.4	8.6	7.7	10.3
Normalization of costs	—	—	—	(20.5)	—	(0.7)
Reversal of stockpile impairment	14.4	—	—	14.4	—	—
	$215.9	$235.8	$226.0	$806.2	$867.2	$806.6
Discontinued operations
AISC - Joint Ventures
Cost of sales for Joint Ventures, excluding depreciation	$11.6	$12.1	$18.3	$46.7	$55.0	$59.4
expense
Adjustments to cost of sales[3] - Joint Ventures	0.1	0.1	2.1	0.3	0.4	7.2
	$11.7	$12.2	$20.4	$47.0	$55.4	$66.6
AISC[4]	$227.6	$248.0	$246.4	$853.2	$922.6	$873.2
Attributable gold sales - owner-operator (000s oz)	184	206	212	707	812	806
AISC - owner-operator[5] ($/oz)	$1,175	$1,141	$1,068	$1,141	$1,068	$1,001
AISC - owner-operator, excluding by-product credit[5] ($/oz)	$1,180	$1,144	$1,070	$1,144	$1,070	$1,005
Attributable gold sales (000s oz)	196	220	230	759	872	871
AISC[4,5] ($/oz)	$1,161	$1,123	$1,071	$1,124	$1,057	$1,003
AISC excluding by-product credit[4,5] ($/oz)	$1,166	$1,125	$1,074	$1,128	$1,060	$1,006

1 Includes Essakane and Rosebel at their attributable amounts of 90% and 95% respectively. Refer to note 39 of the annual consolidated financial statements for cost of sales of total gold mines excluding Joint Ventures, on a 100% basis, and refer to the capital expenditures table of the MD&A on page 14 for 2019 sustaining capital expenditures, on a 100% basis.

2 Corporate general and administrative costs exclude depreciation expense.

3 Adjustments to cost of sales consist primarily of sustaining capital expenditures, by-product credit and environmental rehabilitation and depreciation.

4 Consists of Essakane, Rosebel, Westwood and the Joint Ventures on an attributable basis.

5 AISC per ounce sold may not calculate based on amounts presented in this table due to rounding.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2019